                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of November 2002




                             CRESUD S.A.C.I.F. AND A
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                   AV. DEL LIBERTADOR 498, 16TH FLOOR, (1001)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F [X]    Form 40-F [ ]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes [ ]    No [X]

                             CRESUD S.A.C.I.F. AND A
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K

Attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on September 30, 2002 filed with the Bolsa de Comercio de Buenos Aires and with the Comision Nacional de Valores

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                              Financial Statements
                        as at September 30, 2002 and 2001

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                              FINANCIAL STATEMENTS

INDEX


Presentation
Unaudited Consolidated Balance Sheets
Unaudited Consolidated Statements of Income
Unaudited Consolidated Statements of Cash Flows
Unaudited Notes to the Consolidated Financial Statements
Unaudited Consolidated Schedules
Unaudited Balance Sheet
Unaudited Income Statement
Unaudited Statement of Changes in Shareholders' Equity
Unaudited Statement of Cash Flows
Unaudited Notes to the Financial Statements
Unaudited Schedules
Additional Information to the Notes to the Unaudited Financial Statements
 required by section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Business Highlights
Limited Review Report

Name of the Company:    CRESUD SOCIEDAD ANONIMA
                        COMERCIAL, INMOBILIARIA,
                        FINANCIERA Y AGROPECUARIA

Legal Address:          Hipolito Yrigoyen Avenue 440, 3rd Floor,
                        Ciudad Autonoma de Buenos Aires

Main Activity:          Agriculture and livestock and real-estate

          Financial statements for the period ended September 30, 2002 Presented in comparative form with the 2001 year stated in pesos ( Note 2)
               Financial year N(degree)68 started on July 1, 2002

        DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:               February 19, 1937

Of the latest amendment:      June 2, 1997

Duration of the Company:      June 6, 2082


Information on controlled companies in Note 3.f.1

                                             CAPITAL STATUS (Note 4)
                                    ---------------------------------------
                                                     SHARES
                                    ---------------------------------------
                                    Authorized     Subscribed     Paid-in
      Type of stock                    pesos         pesos         pesos
      -------------                    -----         -----         -----
Ordinary certified shares of
$1 face value and 1 vote each       124,.84,392   124,284,392   124,284,392
                                    ===========   ===========   ===========

                             CRESUD SOCIEDAD ANONIMA
       COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      UNAUDITED CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2002 AND 2001

                                                   September 30, 2002    September 30, 2001
                                                  (Notes 1, 2, 3 and 4) (Notes 1, 2, 3 and 4)
                                                          Pesos               Pesos
                                                       -----------         -----------
ASSETS
CURRENT ASSETS
  Cash and banks (Note 5.a.)                            43,684,476           4,138,100
  Investments (Note 5.b.)                                2,363,231          91,601,328
  Trade accounts receivable (Note 5.c.)                 14,368,732          12,872,050
  Other receivables and prepaid expenses (Note 5.d.)    10,145,495          23,277,695
  Inventories (Note 5.e.)                               34,198,788          27,689,567
                                                       -----------         -----------
TOTAL CURRENT ASSETS                                   104,760,722         159,578,740
                                                       -----------         -----------
NON-CURRENT ASSETS
  Other receivables and prepaid expenses (Note 5.d.)     3,118,457           4,139,592
  Inventories (Note 5.e.)                               32,155,949          48,551,164

  Investments (Note 5.b.)                              139,960,995          17,540,386

  Fixed assets, net (Schedule A)                       128,726,213         168,169,704

  Intangible assets, net (Schedule B)                    2,555,398           3,692,907
                                                       -----------         -----------
TOTAL NON-CURRENT ASSETS                               306,517,012         242,093,753
                                                       -----------         -----------
TOTAL ASSETS                                           411,277,734         401,672,493
                                                       ===========         ===========
                                                   September 30, 2002     September 30, 2001
                                                  (Notes 1, 2, 3 and 4) (Notes 1, 2, 3 and 4)
                                                          Pesos               Pesos
                                                       -----------         -----------
LIABILITIES
CURRENT LIABILITIES
  Trade accounts payable (Note 5.f.)                    10,110,012          12,048,709
  Bank loans (Note 5.g.)                                 6,885,646          39,824,261
  Salaries and social security payable (Note 5.h.)         467,687             445,497
  Taxes payable (Note 5.i.)                             10,627,078             376,925
  Other (Note 5.j.)                                      8,190,251           5,830,880
                                                       -----------         -----------
TOTAL CURRENT LIABILITIES                               36,280,674          58,526,272
                                                       -----------         -----------
NON-CURRENT LIABILITIES
  Taxes payable (Note 5.i.)                                 17,494                  --
  Trade accounts payables (Note 5.f.)                           --             560,822
  Other (Note 5.j.)                                     15,722,089                  --
                                                       -----------         -----------
TOTAL NON-CURRENT LIABILITIES                           15,739,583             560,822
                                                       -----------         -----------
SUBTOTAL                                                52,020,257          59,087,094
                                                       -----------         -----------
Minority interest                                          378,778             443,613
                                                       -----------         -----------
SHAREHOLDERS' EQUITY                                   358,878,699         342,141,786
                                                       -----------         -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             411,277,734         401,672,493
                                                       ===========         ===========

The accompanying notes are an integral part of these complementary information.

                             CRESUD SOCIEDAD ANONIMA
       COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                   UNAUDITED CONSOLIDATED STATEMENT OF INCOME
                For the periods ended September 30, 2002 and 2001

                                                        September 30, 2002      September 30, 2001
                                                       (Notes 1, 2, 3 and 4)   (Notes 1, 2, 3 and 4)
                                                             Pesos                   Pesos
                                                        ---------------          ---------------
Sales
      Crops                                                  16,946,436               13,958,611
      Beef cattle                                             4,213,668                8,213,695
      Milk                                                      548,474                  876,533
      Others                                                    183,771                  575,651
                                                        ---------------          ---------------
                                                             21,892,349               23,624,490
Less:  Gross sales tax                                         (197,441)                (118,615)
                                                        ---------------          ---------------
            Total Net Sales                                  21,694,908               23,505,875
                                                        ---------------          ---------------
Cost of sales (Schedule F)
       Crops                                                (13,466,034)             (12,556,436)
       Beef cattle                                           (2,374,387)              (6,877,312)
       Milk                                                    (342,360)                (762,041)
       Others                                                  (387,427)                (589,577)
                                                        ---------------          ---------------
             Total cost of sales                            (16,570,208)             (20,785,366)
                                                        ---------------          ---------------
Gross income                                                  5,124,700                2,720,509
                                                        ---------------          ---------------
Selling expenses (Schedule H)                                (1,249,410)              (3,427,066)
                                                        ---------------          ---------------
Administrative expenses (Schedule H)                           (658,803)              (1,501,863)
                                                        ---------------          ---------------
Gain from fixed assets sales                                     24,044                  259,597
                                                        ---------------          ---------------
Gain (loss) from inventory holdings  (Schedule F)             7,709,082                 (765,807)
                                                        ---------------          ---------------
       Operating income (loss)                               10,949,613               (2,714,630)
Financial results (Note 5.k.)
       Financial loss generated by assets                    (8,328,015)             (50,399,782)
       Financial gain (loss) generated by liabilities         3,022,220                 (957,903)
Other expenses, net:
       Donations                                               (710,286)                      --
       Others                                                   (55,291)                 (97,475)
Gain (loss) from related companies                           14,588,444                 (576,086)
Management fee                                               (1,578,414)                      --
                                                        ---------------          ---------------
INCOME (LOSS) BEFORE INCOME TAX                              17,888,271              (54,745,876)
Income tax expense                                           (3,737,431)                      --
Minority interest                                                54,883                   93,702
                                                        ---------------          ---------------
NET INCOME (LOSS) FOR THE PERIOD                             14,205,723              (54,652,174)
                                                        ===============          ===============

The accompanying notes are an integral part of these complementary information.

                             CRESUD SOCIEDAD ANONIMA
       COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
                For the periods ended September 30, 2002 and 2001

                                                                     September 30, 2001    September 30, 2001
                                                                    (Notes 1, 2, 3 and 4) (Notes 1, 2, 3 and 4)
                                                                            Pesos                 Pesos
                                                                          ----------           ----------
CHANGES IN FUNDS
    Funds at the beginning of the period                                  44,731,551          130,370,121
    Increase (decrease) in funds                                           1,316,156          (34,630,694)
                                                                          ----------           ----------
    Funds at the end of the period                                        46,047,707           95,739,427
                                                                          ----------           ----------
CAUSES OF CHANGES IN FUNDS
SOURCES OF FUNDS
    Income (loss) for the period                                          14,205,723          (54,652,174)
    Plus: Items not involving outlays of funds
          Fixed assets depreciation                                          760,730              841,499
          Net book value of fixed assets sold                                 95,925            2,106,141
          Accruals for interests and other                                 2,980,188              976,764
          Income Tax                                                       3,737,431                   --
          Accruals for bank loan interests                                   200,704              559,686
          Intangible assets amortization                                     118,324              118,324
          (Gain) loss from related companies                             (14,588,444)             576,086
          (Gain) loss from inventory holdings                             (7,709,082)             765,807
    Less: Items not involving inflows of funds
          Interest accrued-other receivables                                (145,221)            (100,125)
          Minority interest                                                  (54,883)             (93,702)
                                                                          ----------           ----------
Funds applied in operations                                                 (398,605)         (48,901,694)
                                                                          ----------           ----------
OTHERS APPLICATIONS OF FUNDS
    (Increase) decrease in other receivables and prepaid expenses         (1,496,347)           5,539,339
    Increase in other non-current receivables and prepaid expenses          (628,326)             (43,563)
    Increase in non current investment                                    (3,876,285)                  --
    Purchase of fixed assets                                                (482,887)            (474,046)
    Decrease in trade payables                                            (3,845,602)          (4,489,985)
    Decrease in notes payable                                                     --             (110,560)
    (Decrease) increase of bank loans                                       (833,824)           9,175,978
    Decrease in salaries and social security payable                        (469,526)            (200,439)
    Decrease in taxes payable                                               (274,707)            (126,770)
    Decrease in other liabilities                                         (1,805,682)          (1,541,868)
    Increase in non-current trade payable                                         --                9,329
                                                                          ----------           ----------
TOTAL OTHER (APPLICATIONS) SOURCES OF FUNDS                              (13,713,186)           7,737,415
                                                                          ----------           ----------
TOTAL DECREASE IN FUNDS                                                  (14,111,791)         (41,164,279)
                                                                          ----------           ----------
SOURCES OF FUNDS
    Decrease (increase) in trade accounts receivable                       4,898,953           (1,065,562)
    Decrease of inventories, net                                           9,428,641            7,599,147
    Increase in other non current liabilities                              1,050,682                   --
    Subscription of treasury stock                                            49,671                   --
                                                                          ----------           ----------
TOTAL SOURCES OF FUNDS                                                    15,427,947            6,533,585
                                                                          ----------           ----------
INCREASE (DECREASE) IN FUNDS                                               1,316,156          (34,630,694)
                                                                          ==========          ===========

The accompanying notes and schedules are an integral part of these complementary information.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                For the periods ended September 30, 2002 and 2001

NOTE 1: ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

         Argentina is immersed in a critical economic climate. The main features of the current economic context are a major public debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and an economic recession that has already lasted more than three years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

         As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on the external debt.

         On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25,561 (Law of public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In early February the Government announced new economic measures through Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which are pending at the date of issuance of these consolidated financial statements. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

         Listed below are some of the measures adopted by the Government that are in force at the date of filing these consolidated financial statements and the effect they have on the Company's economic and financial situation to date.

         1. On February 8, 2002 the Government issued Decree 260 (Exchange Regime) establishing a single free exchange market system, regulated and controlled by the Argentine Central Bank.

         2. Prior approval from the Argentine Central Bank is required for certain currency transfers abroad of a financial nature as well as for exchange of currency, and in addition requirements must be fulfilled in relation to the bringing in of earning amounts on exports.

         3. Under the terms of Decree No. 214, as from February 3, 2002 deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars, which will be returned to their owners in installments and the amounts and due dates will depend on

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 1:  (Continued)

             the balances recorded. Subsequently it was allowed to transform part or all of such rescheduled deposits into Government Bonds. If depositors choose not to receive Government Bonds, they will receive bonds issued by the Bank that will observe the previously-existing conditions.

         4. Debts in U.S. dollars or other foreign currencies in the Argentine financial system or the obligation to pay money denominated in dollars or other foreign currency that are not related to the Argentine financial system, whatever their origin or nature, were converted to pesos at the exchange rate of $ 1 per US$ 1 or its equivalent in another currency.

         5. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these rescheduled deposits and credits and debts converted into pesos at the exchange rate of $ 1 per US$ 1 or its equivalent in another foreign currency. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the Argentine Statistics and Census Institute (INDEC).

             The crisis has not significantly affected the operations of the Company.

             The accompanying financial statements reflect management's current assessment of the impact of the economic situation on the financial position of the Company as of September 30, 2002. Actual results could differ from current management assessments.

             Thus, any decision that must be made on the basis of these financial statements must take into account the future development of these measures and the Company's financial statements must be considered in the light of these circumstances.

NOTE 2:  BASIS OF PRESENTATION

         As a consequence of the application of General Resolution No. 368/2001 of the Argentine Securities and Exchange Commission, which requires that the Consolidated Financial Statements be presented as established by Technical Pronouncement No. 4 of the Argentine Federation of Professional Councils in Economic Sciences, the Balance Sheet as of September 30, 2002 and 2001 and the Income Statements and the Statements of Cash Flows for the fiscal periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares.

         The Financial Statements of the Subsidiary Companies Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. as of September 30, 2002 and 2001 have been used to determine the proportional equity value and carry out the consolidation. For purposes of comparability, reclassifications have been made on the information at September 30, 2001 to show it on a basis consistent with that for the current period.

         These Financial Statements and the corresponding notes and schedules are prepared in Argentine Pesos.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3:  CORPORATE CONTROL

         The Company's interest in other companies is shown in the following table.

                 COMPANY                     PERCENTAGE OF VOTING SHARES OWNED
         -----------------------------       ----------------------------------

         Inversiones Ganaderas S.A.                        99.99

         Futuros y Opciones.Com S.A.                       70.00

NOTE 4:  SIGNIFICANT ACCOUNTING POLICIES

         The Financial Statements of the Subsidiary Companies mentioned in Note 3 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 3 of the individual financial statements.

         The most significant valuation criteria used for the preparation of the Financial Statements of the Subsidiary Companies not detailed in the valuation criteria of the Parent Company were as follows:

         Intangible Assets -- Development expenditures

         This line corresponds to website organization and development expenses incurred through March 31, 2001. These expenses are amortized by the straight-line method over thirty nine months as from April 1, 2001, and have been restated into period-end currency.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5: DETAILS OF CONSOLIDATED BALANCE SHEET AND CONSOLIDATED INCOME STATEMENT ACCOUNTS

a.  CASH AND BANKS

                                                      September 30,
                                                 -----------------------
                                                    2002        2001
                                                    Pesos       Pesos
                                                 ----------   ----------
Cash                                                 89,204      298,773
Foreign currency (Schedule G)                       726,504        4,484
Lecop currency                                           44           --
Local currency checking account                   2,532,210      708,338
Patacones currency checking account                  50,452           --
Lecop currency checking account                       3,855           --
Foreign currency checking account (Schedule G)   38,721,083    1,243,745
Local currency saving account                     1,270,208      106,755
Foreign currency saving account (Schedule G)             --       42,247
Checks to be deposited                              262,208    1,733,758
Patacones checks to be deposited                     28,708           --
                                                 ----------   ----------
                                                 43,684,476    4,138,100
                                                 ==========   ==========

b.  INVESTMENTS

                                                      September 30,
                                                 -----------------------
                                                    2002         2001
                                                    Pesos        Pesos
                                                 ----------   ----------
CURRENT
Schedule C                                        2,363,231   91,601,328
                                                 ----------   ----------
                                                  2,363,231   91,601,328
                                                 ==========   ==========
NON-CURRENT
Schedule C                                      139,960,995   17,540,386
                                                -----------   ----------
                                                139,960,995   17,540,386
                                                ===========   ==========

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5: (CONTINUED)

c.  TRADE ACCOUNTS RECEIVABLE

                                                                      September 30,
                                                               --------------------------
                                                                  2002           2001
                                                                  Pesos          Pesos
                                                               -----------    -----------
CURRENT
Accounts receivable in local currency                            4,027,922     13,984,827
Accounts receivable in foreign currency (Schedule G)            10,810,931             --
Subsidiaries and related companies Law 19,550 Article 33:
  Cactus Argentina S.A                                             244,742         80,968
Less:
Accrual for defaulting debtors                                    (714,863)    (1,193,745)
                                                               -----------    -----------
                                                                14,368,732     12,872,050
                                                               ===========    ===========

d.  OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                    September 30,
                                                               -------------------------
                                                                  2002           2001
                                                                  Pesos          Pesos
                                                               ----------     ----------
CURRENT
Secured by mortgage and under legal proceedings (Schedule G)    1,221,120      4,650,123
Tax on Minimum Hypothetical Income                                     --      4,125,177
Guarantee deposits (Schedule G)                                 1,674,986      1,941,261
Tax credits                                                       196,489      4,719,260
Surety bonds received                                             375,279        829,817
Prepaid expenses                                                  813,583        242,987
Prepaid leases                                                  3,614,027      5,914,288
Other (Schedule G)                                              1,958,383        398,808
Subsidiaries and related companies Law 19,550 Article 33:
  Cactus Argentina S.A                                            283,433        455,974
  IRSA Inversiones y Representaciones Sociedad Anonima              8,195             --
                                                               ----------     ----------
                                                               10,145,495     23,277,695
                                                               ==========     ==========
NON-CURRENT
Secured by mortgage                                               959,401      3,283,632
Prepaid leases                                                    177,643        334,731
Tax on Minimum Hypothetical Income                                148,132        310,214
Other                                                              95,438        211,015
Subsidiaries and related companies Law 19,550 Article 33:
  Cactus Argentina S.A                                          1,737,843             --
                                                               ----------     ----------
                                                                3,118,457      4,139,592
                                                               ==========     ==========

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5: (CONTINUED)

e.  INVENTORIES

                                                           September 30,
                                                     -------------------------
                                                        2002           2001
                                                        Pesos          Pesos
                                                     ----------     ----------
 CURRENT
 Livestock                                           13,443,376     15,380,976
 Crops                                               11,468,423      1,527,807
 Unharvested crops                                    2,854,723      6,445,761
 Seeds and fodder                                       172,431        362,595
 Materials and others                                 4,557,376      3,710,756
 Advances to suppliers                                1,702,459        261,672
                                                     ----------     ----------
                                                     34,198,788     27,689,567
                                                     ==========     ==========
 NON-CURRENT
 Livestock                                           32,155,949     48,544,391
 Unharvested crops                                           --          6,773
                                                     ----------     ----------
                                                     32,155,949     48,551,164
                                                     ==========     ==========

f.  TRADE ACCOUNTS PAYABLE

                                                         September 30,
                                                     -------------------------
                                                        2002           2001
                                                        Pesos          Pesos
                                                     ----------     ----------
CURRENT
Suppliers in local currency                           2,586,665     10,692,784
Suppliers in foreign currency (Schedule G)            7,519,314             --
Subsidiaries and related companies Law 19,550
  Article 33:
  Cactus Argentina S.A                                    4,033        688,488
  IRSA Inversiones y Representaciones
  Sociedad Anonima                                           --        254,000
Notes                                                        --        413,437
                                                     ----------     ----------
                                                     10,110,012     12,048,709
                                                     ==========     ==========
NON-CURRENT
Notes (Schedule G)                                           --        560,822
                                                     ----------     ----------
                                                             --        560,822
                                                     ----------     ----------

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5: (Continued)

g. LOANS

                                                        September 30,
                                                   ------------------------
                                                     2002           2001
CURRENT                                              Pesos          Pesos
                                                   ---------     ----------
Local financial loans (1)                          6,885,646     29,291,932
Foreign financial loans (Schedule G)                      --     10,532,329
                                                   ---------     ----------
                                                   6,885,646     39,824,261
                                                   =========     ==========

(1)  Includes a Ps. 3.94 million loan garanteed by 5,728,539 IRSA common shares

h. SALARIES AND SOCIAL SECURITY PAYABLE

                                                        September 30,
                                                    ---------------------
                                                     2002          2001
CURRENT                                              Pesos         Pesos
                                                    -------       -------
Salaries payable                                    259,521       216,180
Social security administration                      166,872       153,594
Health care scheme                                   25,414        49,801
Other                                                15,880        25,922
                                                    -------       -------
                                                    467,687       445,497
                                                    =======       =======

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5: (Continued)

i.  TAXES PAYABLE

                                                                   September 30,
                                                              ------------------------
                                                                 2002             2001
                                                                 Pesos            Pesos
                                                              -----------        -------
CURRENT
Income tax                                                     10,325,900             --
Tax on Minimum Hypothetical Income                             (2,042,949)        23,516
Value added tax                                                 1,726,261             --
Property tax payable                                              258,999        288,413
Taxes withheld for income tax                                     336,586         44,299
Sales tax payable                                                  14,961          3,547
Taxes withheld-Gross sales tax payable                              2,536         17,150
Other                                                               4,784             --
                                                              -----------        -------
                                                               10,627,078        376,925
                                                              ===========        =======
NON-CURRENT
Tax on Minimum Hypothetical Income                                 17,494             --
                                                              -----------        -------
                                                                   17,494             --
                                                              ===========        =======

j.  OTHER

                                                                      September 30,
                                                              ---------------------------
                                                                 2002            2001
                                                                 Pesos           Pesos
                                                              -----------      ----------
CURRENT
Accrual for other expenses (Schedule G)                         5,433,016       4,938,183
IRSA negative goodwill                                            848,944              --
Accrual for Directors' Fees                                       468,647       1,004,566
Advances to Directors                                            (319,039)       (660,048)
Accrual for cereal expenses                                        18,517              --
Accrual for livestock capitalization                                   --          48,330
Accrual for Management fees (Note 7)                            1,605,970         499,849
Subsidiaries and related companies Law 19,550 Article 33:
  Mutuo con accionistas minoritarios FyO                          134,196              --
                                                              -----------      ----------
                                                                8,190,251       5,830,880
                                                              ===========      ==========
NON-CURRENT
IRSA negative goodwill                                         15,722,089              --
                                                              -----------      ----------
                                                               15,722,089              --
                                                              ===========      ==========

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5: (CONTINUED)

k.  FINANCIAL RESULTS

                                                                      September 30,
                                                              ----------------------------
                                                                 2002             2001
                                                                 Pesos            Pesos
                                                              -----------      -----------
Generated by assets:
Exchange differences and discounts                             (5,581,396)         (93,613)
Interest income                                                   206,081          172,359
Subsidiaries and related companies Law 19,550 Article 33:
  IRSA Inversiones y Representaciones Sociedad Anonima            205,000               --
Reference stabilitation index (CER)                               336,759               --
Banks expenses                                                        (61)              --
Tax on debts and credits                                         (252,037)        (137,641)
Holding results                                                (1,875,093)              --
Inflation adjustment                                           (1,502,509)              --
Holding results and operations of stocks and bonds                135,241      (50,340,887)
                                                              -----------      -----------
                                                               (8,328,015)     (50,399,782)
                                                              ===========      ===========
                                                                      September 30,
                                                               --------------------------
                                                                 2002              2001
                                                                 Pesos             Pesos
                                                               ----------        --------
Generated by liabilities:
Holding results                                                   530,039              --
Inflation adjustment                                            1,870,133              --
Debt tax                                                               --          11,821
Reference stabilitation index (CER)                              (347,519)             --
Interest expense                                                   (6,094)       (969,784)
Other                                                            (441,112)             --
Exchange differences and discounts                              1,416,773              60
                                                               ----------        --------
                                                                3,022,220        (957,903)
                                                               ==========        ========

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

A) BASED ON THEIR ESTIMATED COLLECTION OR PAYMENT TERM (IN PESOS)

                                                                  Trade Accounts     Other Receivables and
                                         Current Investments         Recievable        Prepaid Expenses           Trade Payables
Based on their Estimated                ------------------------------------------------------------------------------------------
Collection of Payment Terms                2002        2001       2002       2001       2002        2001        2002       2001
---------------------------             ------------------------------------------------------------------------------------------
2nd quarter 2003/2002 financial period        --         -- 14,368,732  12,630,220  5,468,784   3,763,509   10,102,232  12,048,709
3rd quarter 2003/2002 financial period        --         --         --       1,238    479,700     803,015           --          --
4th quarter 2003/2002 financial period        --         --         --          --         --   3,107,342           --          --
1st quarter 2004/2003 financial period        --         --         --          --    423,306          --           --          --
2nd quarter 2004/2003 financial period        --         --         --          --    348,345     395,011           --          --
3rd quarter 2004/2003 financial period        --         --         --          --    500,272     773,920           --          --
4th quarter 2004/2003 financial period        --         --         --          --         --          --           --     560,822
1st quarter 2005/2004 financial period        --         --         --          --         --          --           --          --
2nd quarter 2005/2004 financial period        --         --         --          --         --     100,057           --          --
3rd quarter 2005/2004 financial period        --         --         --          --    479,700     773,920           --          --
4th quarter 2005/2004 financial period        --         --         --          --         --          --           --          --
1st quarter 2006/2005 financial period        --         --         --          --         --          --           --          --
2nd quarter 2006/2605 financial period        --         --         --          --         --     118,067           --          --
3rd quarter 2006/2005 financial period        --         --         --          --         --     773,920           --          --
4th quarter 2006/2005 financial period        --         --         --          --         --          --           --          --
1st quarter 2007/2006 financial period        --         --         --          --         --          --           --          --
2nd quarter 2007/2006 financial period        --         --         --          --         --     658,953           --          --
Overdue                                       --         --         --     240,428         --       8,604           --          --
With no stated term                    2,363,231 91,601,328         --         164  5,563,845  16,140,969        7,780          --
----------------------------------------------------------------------------------------------------------------------------------
Total                                  2,363,231 91,601,328 14,368,732  12,872,050 13,263,952  27,417,287   10,110,012  12,609,531
==================================================================================================================================

                                                              Salaries Payable and
                                              Bank Loans     Social Security Payable    Taxes Payable         Other Liabilities
Based on Their Estimated               ------------------------------------------------------------------------------------------
Collection of Payment Terms                2002        2001      2002       2001       2002        2001        2002      2001
---------------------------            -------------------------------------------------------------------------------------------
2nd quarter 2003/2002 financial period 6,885,646   39,824,261  467,687    445,497     16,772     357,471    7,207,111  5,830,880
3rd quarter 2003/2002 financial period        --           --       --         -- 10,597,694       7,295           --         --
4th quarter 2003/2002 financial period        --           --       --         --         --          --           --         --
1st quarter 2004/2003 financial period        --           --       --         --     17,494          --           --         --
2nd quarter 2004/2003 financial period        --           --       --         --         --          --           --         --
3rd quarter 2004/2003 financial period        --           --       --         --         --          --           --         --
4th quarter 2004/2003 financial period        --           --       --         --         --          --           --         --
1st quarter 2005/2004 financial period        --           --       --         --         --          --           --         --
2nd quarter 2005/2004 financial period        --           --       --         --         --          --           --         --
3rd quarter 2005/2004 financial period        --           --       --         --         --          --           --         --
4th quarter 2005/2004 financial period        --           --       --         --         --          --           --         --
1st quarter 2006/2005 financial period        --           --       --         --         --          --           --         --
2nd quarter 2006/2605 financial period        --           --       --         --         --          --           --         --
3rd quarter 2006/2005 financial period        --           --       --         --         --          --           --         --
4th quarter 2006/2005 financial period        --           --       --         --         --          --           --         --
1st quarter 2007/2006 financial period        --           --       --         --         --          --           --         --
2nd quarter 2007/2006 financial period        --           --       --         --         --          --           --         --
Overdue                                       --           --       --         --     12,612      12,159           --         --
With no stated term                           --           --       --         --         --          --       13,196         --
----------------------------------------------------------------------------------------------------------------------------------
Total                                  6,885,646   39,824,261  467,687    445,497 10,644,572     376,925    7,341,307  5,830,880
==================================================================================================================================

B) ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO THE INTEREST RATE THAT THEY ACCRUED (IN PESOS)

                                                                Trade Accounts     Other Receivables and
                                       Current Investments         Recievable        Prepaid Expenses           Trade Payables
Interest Rate that                    ------------------------------------------------------------------------------------------
They Accrue                              2002        2001       2002       2001       2002        2001        2002       2001
------------------                    ------------------------------------------------------------------------------------------
At fixed interest rate                      --         --         --         --    2,969,755  4,615,659          --     560,822

At variable interest rate            2,363,231  9,181,873         --         --    1,470,972  4,110,769          --          --

Non-interest bearing                        -- 82,419,455 14,368,732 12,872,050    8,823,225 18,690,859  10,110,012  12,048,709
---------------------------------------------------------------------------------------------------------------------------------
Total                                2,363,231 91,601,328 14,368,732 12,872,050   13,263,952 27,417,287  10,110,012  12,609,531
=================================================================================================================================

                                                             Salaries Payable and
                                             Bank Loans     Social Security Payable     Taxes Payable         Other Liabilities
Interest Rate that                    --------------------------------------------------------------------------------------------
They Accrue                               2002        2001      2002       2001        2002        2001        2002      2001
------------------                    --------------------------------------------------------------------------------------------
At fixed interest rate                6,684,942   39,264,575      --          --         --           --          --        --

At variable interest rate                    --           --      --          --         --           --          --        --

Non-interest bearing                    200,704      559,686 467,687     445,497 10,644,572      376,925   7,341,307 5,830,880
---------------------------------------------------------------------------------------------------------------------------------
Total                                 6,885,646   39,824,261 467,687     445,497 10,644,572      376,925   7,341,307 5,830,880
=================================================================================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                       UNAUDITED CONSOLIDATED FIXED ASSETS
                For the periods ended September 30, 2002 and 2001
                               (Notes 1,2,3 and 4)


                                                                                                                Schedule A


                                                                                                 Depreciation
                                                                                   ---------------------------------------
                             Value At      Additions   Deductions     Value At              Accumulated
                           the Beginning     and/or      and/or      the End of           At the Beginning    Decrease
                           of the Period   Transfers    Transfers      Period       Rate   of the Period    of the Period
 Principal Account             Pesos         Pesos        Pesos        Pesos         %         Pesos            Pesos
--------------------------------------------------------------------------------------------------------------------------
 Real estate                  102,371,404          --           --   102,371,404      --              --           --
 Wire fences                    5,586,776          --           --     5,586,776       3       1,206,797           --
 Watering troughs               3,720,097          --           --     3,720,097       3         698,745           --
 Alfalfa fields and meadows     2,984,767          --           --     2,984,767   13-25-50    1,881,653           --
 Buildings and constructions    5,855,552          --           --     5,855,552       2       1,861,670           --
 Machinery                     11,414,567      18,330      320,579    11,112,318      10       6,248,022      238,089
 Vehicles                       1,122,337     143,438      159,524     1,106,251      20         746,161      149,657
 Tools                            189,155          69           --       189,224      10         106,681           --
 Furniture and equipment        1,092,945         728           --     1,093,673      10         618,369           --
 Breeding livestock               401,495          --           --       401,495      20         399,726           --
 Corral and leading lanes         584,047          --           --       584,047       3          90,221           --
 Roads                          1,367,419          --           --     1,367,419      10         596,405           --
 Facilities                     5,794,808       8,068           --     5,802,876   10-20-33    2,234,750
 Computer equipment             1,138,929       3,554       10,776     1,131,707      10         821,552        8,621
 Planes                            10,514          --           --        10,514      10          10,514           --
 Silo plants                    1,057,961          --           --     1,057,961       2         190,927           --
 Constructions in progress      2,000,554     308,700           --     2,309,254      --              --           --
 Advances to suppliers            118,847          --        1,413       117,434      --              --           --
--------------------------------------------------------------------------------------------------------------------------
 Total at September 30, 2002   146,812,17    4482,887      492,292   146,802,769              17,712,193      396,367
--------------------------------------------------------------------------------------------------------------------------
 Total at September 30, 2001  188,382,505     474,046    2,445,295   186,411,256              17,739,207      339,154
==========================================================================================================================

                                     Depreciation
                            ------------------------------
                                                               Net Carrying   Net Carrying
                            Current Period    Accumulated        Value At      Value At
                            --------------   At the End of      September      September
                              Amount            Period          30, 2002       30, 2001
 Principal Account            Pesos             Pesos             Pesos         Pesos
------------------------------------------------------------------------------------------
 Real estate                       --                 --       102,371,404   134,187,691
 Wire fences                   43,469          1,250,266         4,336,510     4,313,001
 Watering troughs              45,004            743,749         2,976,348     3,594,752
 Alfalfa fields and meadows    93,572          1,975,225         1,009,542     1,708,068
 Buildings and constructions   25,509          1,887,179         3,968,373     5,456,014
 Machinery                    247,142          6,257,075         4,855,243     7,141,641
 Vehicles                      44,509            641,013           465,238       557,362
 Tools                          3,662            110,343            78,881        91,526
 Furniture and equipment       21,906            640,275           453,398     1,545,027
 Breeding livestock               442            400,168             1,327        60,881
 Corral and leading lanes       4,780             95,001           489,046       520,892
 Roads                         31,272            627,677           739,742       708,811
 Facilities                   151,830          2,386,580         3,416,296     4,843,441
 Computer equipment            33,246            846,177           285,530            --
 Planes                            --             10,514                --            --
 Silo plants                   14,387            205,314           852,647     1,073,347
 Constructions in progress         --                 --         2,309,254     2,253,020
 Advances to suppliers             --                 --           117,434       114,230
-----------------------------------------------------------------------------------------
 Total at September 30, 2002  760,730         18,076,556       128,726,213            --
-----------------------------------------------------------------------------------------
 Total at September 30, 2001  841,499         18,241,552                --   168,169,704
=========================================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                    UNAUDITED CONSOLIDATED INTANGIBLE ASSETS
               For the periods ended September 30, 2002 and 2001
                              (Notes 1,2,3 and 4)

                                                                      SCHEDULE B

                                                                          Amortization
                                                            --------------------------------------------
                                       Value       Value    Accumulated                     Accumulated  Net carrying  Net carrying
                                       at the     at the      at the      Current period       at the      value at      value at
                                     beginning of end of    beginning   --------------------   end of    September 30, September 30,
                                     the period   period    of period    Rate      Amount      period        2002          2001
       Principal Account                Pesos      Pesos      Pesos       %        Pesos        Pesos        Pesos         Pesos
------------------------------------  ---------  ---------  ---------   -----     -------     ---------    ---------     ---------
Futuros y Opciones.Com S.A. Goodwill  3,320,698  3,320,698  1,328,277   20.00     166,035(1)  1,494,312    1,826,386    2,490,563
Development expenditures              1,419,900  1,419,900    591,630   33.33     118,324(2)    709,954      709,946    1,183,277
Brands and patents                       19,066     19,066         --                  --            --       19,066       19,067
Total at September 30, 2002           4,759,664  4,759,664  1,919,907             284,359     2,204,266    2,555,398           --
                                      ---------  ---------  ---------   -----     -------     ---------    ---------     ---------
Total at September 30, 2001           4,759,664  4,759,664    782,398      --     284,359     1,066,757                  3,692,907
                                      ---------  ---------  ---------   -----     -------     ---------    ---------     ---------

(1) The amortization of the period is included in loss from related companies, in the Consolidated Statements of Income.

(2) The destiny of the amortization of the period is included in the Consolidated Schedule H.

                      Cresud Sociedad Anonima Comercial,
           Inmobiliaria, Financiera y Agropecuaria and Subsidiaries
                      Unaudited Consolidated Investments
              For the periods ended September 30, 2002 and 2001
                             (Notes 1,2,3 and 4)



                                                                                                                          Schedule C



                                                                                 Value at     Value at
                                                                                September     September      Market
              Type and characteristics                                           30, 2002     30, 2001       Value
                 of the securities                                  Amount         Pesos        Pesos
------------------------------------------------------------------------------------------------------------------------------------
Current Investments
Mutual Funds
            Fondo Letes Banco Frances                                11,725         1,063             --     0.090661
            Fondo Letes Banco Rio                                     1,891         2,961             --     1.565838
            Fondo plazo fijo Banco Rio en dolares                     1,777         2,746             --     1.545301
            Banco Frances en dolares                                                   --         36,029
            Banco Provincia Buenos Aires en dolares                                    --         19,476
            Superfondo Banco Rio en dolares                                            --         30,101
            Fondo Quantum Dolphin en dolares                                           --      8,081,326
                                                                            -----------------------------
                                                                                    6,770      8,166,932
                                                                            -----------------------------
Notes
            Bocon Pro 1                                                                 --      1,014,941
            Lebac                                                 1,000,378      1,000,378                    1.000000
            Bonos Global 2010                                       110,000         86,083             --     0.086050
                                                                            ------------------------------
                                                                                 1,086,461      1,014,941
                                                                            -----------------------------
Deposits in local banks                                                          1,270,000             --
                                                                            -----------------------------
                                                                                 1,270,000             --
                                                                            -----------------------------

Shares
            IRSA                                                                        --     29,666,151
            ADRs IRSA                                                                   --     52,753,304
                                                                           ------------------------------
                                                                                        --     82,419,455
                                                                           ------------------------------
Total current investments                                                        2,363,231     91,601,328
                                                                           ------------------------------
Non-current investments
-----------------------
Related companies Law 19,550. Article 33
AGRO-URANGA S.A.                                                                                              unlisted
Shares                                                             893,069      4,670,110       4,146,475
Contribution on account of future subscriptions of shares                           7,918           7,918
Higher value of property                                                       11,254,792      11,123,455
                                                                           ------------------------------
                                                                               15,932,820      15,277,848
                                                                           ------------------------------
CACTUS ARGENTINA S.A.                                                                                         unlisted
Shares                                                             650,000        674,776         485,668
Contribution on account of future subscriptions of shares                       2,150,095       1,756,013
                                                                           ------------------------------
                                                                                2,824,871       2,241,681
                                                                           -------------------------------
IRSA Inversiones y Representaciones S.A
Shares                                                          42,730,366    121,182,447              --       listed
                                                                           ------------------------------
                                                                              121,182,447              --
                                                                           ------------------------------
                                                                Subtotal      139,940,138      17,519,529
                                                                           ------------------------------
Others
Coprolan                                                                           20,857          20,857     unlisted
                                                                           ------------------------------
                                                                Subtotal           20,857          20,857
                                                                           ------------------------------
Total non-current investments                                                 139,960,995      17,540,386







                                                                                   INFORMATION ON THE ISSUER
                                                                     ---------------------------------------------------------------
                                                                                                  Latest financial statements
                                                                                            ----------------------------------------
                                                                     Principal activity      Capital   Income/loss    Shareholders'
       Type and characteristics                                                                       for the period      Equity
          of the securities                                                                   Pesos        Pesos          Pesos
------------------------------------------------------------------------------------------------------------------------------------
Current Investments
Mutual Funds
            Fondo Letes Banco Frances
            Fondo Letes Banco Rio
            Fondo plazo fijo Banco Rio en dolares
            Banco Frances en dolares
            Banco Provincia Buenos Aires en dolares
            Superfondo Banco Rio en dolares
            Fondo Quantum Dolphin en dolares



Notes
            Bocon Pro 1
            Lebac
            Bonos Global 2010



Deposits in local banks




Shares
            IRAs
            ADRs IRSA



Total current investments

Non-current investments
-----------------------
Related companies Law 19,550. Article 33
AGRO-URANGA S.A.                            unlisted  Agricultural and livestock             2,500,000    1,066,610      13,449,256
Shares
Contribution on account of future
subscriptions of Higher value of property



CACTUS ARGENTINA S.A.                       unlisted  Exploitation and administration of      1,300,000     464,704       5,649,742
Shares                                                agricultural and beef cattle products
Contribution on account of future
subscriptions of shares



IRSA Inversiones y Representaciones S.A
Shares

                                            listed    Real state                            207,411,990   67,610,338    588,216,178




Others                                      unlisted
Coprolan



Total non-current investments

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                UNAUDITED CONSOLIDATED ALLOWANCES AND PROVISIONS
                For the periods ended September 30, 2002 and 2001
                              (Notes 1,2,3 and 4)

                                                                      SCHEDULE E

                                                             Value at       Value at
                                 Opening       Inflation    September 30,  September 30,
                                 balances      adjustment       2002         2001
Item                              Pesos          Pesos          Pesos        Pesos
---------------------------     ---------       -------        -------     ---------
DEDUCTED FROM ASSET
  Defaulting debtors              808,367       (93,504)       714,863     1,193,745
                                ---------       -------        -------     ---------
Total at September 30, 2002       808,367       (93,504)       714,863            --
                                ---------       -------        -------     ---------
Total at September 30, 2001     1,193,745            --             --     1,193,745
                                =========       =======        =======     =========

(1)  The accounting appropriation is included in Schedule H

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                      UNAUDITED CONSOLIDATED COST OF SALES
                for the Periods Ended September 30, 2002 and 2001
                               (Notes 1,2,3 and 4)

                                                                                                               Schedule F

                                                                Crops                                 Beef Cattle
                                               -----------------------------------------------------------------------------
                                                    September            September              September      September
                                                    30, 2002             30, 2001                30, 2002       30, 2001
                                                      Pesos               Pesos                   Pesos          Pesos
                                               -----------------------------------------------------------------------------
 INVENTORIES AT THE BEGINNING OF THE PERIOD
 Beef cattle                                           --                    --                35,711,553      62,864,182
 Crops                                           25,393,071            12,482,527                    --              --
 Unharvested crops                                  840,940             1,553,633                    --              --
 Seeds and fodder                                      --                    --                   297,112         249,503
 Materials                                        2,767,980             2,346,797                                  12,403
                                               -----------------------------------------------------------------------------
                                                 29,001,991            16,382,957              36,008,665      63,126,088
 Holding results                                       --                    --                 7,736,713        (763,751)
 Commodities market results                      (1,656,643)              266,618                    --              --
 Transfer of Inventories to expenses                (93,812)             (126,379)                (17,094)        (13,756)
 Transfer of Inventories to fixed assets             (6,849)              (24,823)                   --            (6,726)
 Transfer of Unharvested crops to expenses         (754,415)           (1,182,094)               (174,727)       (130,821)
 Recovery of Inventories                               --                    --                   132,975          71,840
 Purchases                                        4,301,082             7,407,258               1,132,031         107,836
 Operating expenses (Schedule H)                  1,256,807               959,477               1,857,495       4,222,448
 LESS:
 INVENTORIES AT THE END OF THE PERIOD
 Beef cattle                                           --                    --               (44,196,155)    (59,629,471)
 Crops                                          (11,468,423)           (1,527,807)                   --              --
 Unharvested crops                               (2,854,723)           (6,452,534)                   --              --
 Seeds and fodder                                      --                    --                   (89,694)       (104,521)
 Materials                                       (4,258,981)           (3,146,237)                (15,822)         (1,854)
                                               -----------------------------------------------------------------------------
 COST OF SALES                                   13,466,034            12,556,436               2,374,387       6,877,312
                                               =============================================================================

                                                           Milk                        Others
                                                ----------------------------------------------------------
                                                 September      September      September      September
                                                  30, 2002       30, 2001       30, 2002       30, 2001
                                                   Pesos          Pesos          Pesos          Pesos
                                                ----------------------------------------------------------
Beef cattle                                      1,477,491      4,325,406             --           --
Crops                                                 --             --               --           --
Unharvested crops                                     --             --               --           --
Seeds and fodder                                   116,216        193,533             --           --
Materials                                           52,082         15,706          295,363      472,341
                                                ----------------------------------------------------------
                                                 1,645,789      4,534,645          295,363      472,341
Holding results                                    (27,631)        (2,056)            --           --
Commodities market results                            --             --               --           --
Transfer of Inventories to expenses                   --             --               --           --
Transfer of Inventories to fixed assets               --             --               --        (16,489)
Transfer of Unharvested crops to expenses          (90,222)       (97,388)        (132,727)     (83,435)
Recovery of Inventories                           (132,975)       (71,840)            --           --
Purchases                                           80,304        104,044          171,735      259,440
Operating expenses (Schedule H)                    397,609        902,680          291,022      466,311
LESS:
INVENTORIES AT THE END OF THE PERIOD
Beef cattle                                     (1,403,170)    (4,295,896)            --           --
Crops                                                 --             --               --           --
Unharvested crops                                     --             --               --           --
Seeds and fodder                                   (82,737)      (258,074)            --           --
Materials                                          (44,607)       (54,074)        (237,966)    (508,591)
                                                ----------------------------------------------------------
COST OF SALES                                      342,360        762,041          387,427      589,577
                                                ==========================================================

                                                                          Total
                                                ------------------------------------------------------------
                                                       September 30,2002       September 30,2001

                                                            Pesos                    Pesos
                                                ------------------------------------------------------------
Beef cattle                                       37,189,044                     67,189,588
Crops                                             25,393,071                     12,482,527
Unharvested crops                                    840,940                      1,553,633
Seeds and fodder                                     413,328                        443,036
Materials                                          3,115,425                      2,847,247
                                                ------------------------------------------------------------
                                                                  66,951,808                     84,516,031
Holding results                                                    7,709,082                       (765,807)
Commodities market results                                        (1,656,643)                       266,618
Transfer of Inventories to expenses                                 (110,906)                      (140,135)
Transfer of Inventories to fixed assets                               (6,849)                       (48,038)
Transfer of Unharvested crops to expenses                         (1,152,091)                    (1,493,738)
Recovery of Inventories                                                 --                             --
Purchases                                                          5,685,152                      7,878,578
Operating expenses (Schedule H)                                    3,802,933                      6,550,916
LESS:
INVENTORIES AT THE END OF THE PERIOD
Beef cattle                                      (45,599,325)                   (63,925,367)
Crops                                            (11,468,423)                    (1,527,807)
Unharvested crops                                 (2,854,723)                    (6,452,543)
Seeds and fodder                                    (172,431)                      (362,595)
Materials                                         (4,557,376)    (64,652,278)    (3,710,756)    (75,979,059)
                                                ------------------------------------------------------------
COST OF SALES                                                     16,570,208                     20,785,366
                                                ============================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
         UNAUDITED CONSOLIDATED FOREIGN CURRENCY ASSETS AND LIABILITIES
                For the periods ended September 30, 2002 and 2001
                               (Notes 1,2,3 and 4)

                                                                                                                          SCHEDULE G

====================================================================================================================================
                                                          September 30, 2002                           September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                               Current
                                           Type and amount     exchange     Amount in          Type and amount        Amount in
                                              of foreign        rate      local currency        of foreign         local currency
Item                                          Currency          Pesos         Pesos              currency              Pesos
------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSET
CASH AND BANKS                              US$ 10,837,249       3.640      39,447,587        US$    583,609         1,290,476
INVESTMENTS:
  Mutual funds                              US$         --                          --        US$  3,693,439         8,166,932
  ADRs IRSA                                 US$         --                          --        US$ 23,857,319        52,753,304
TRADE ACCOUNTS RECEIVABLE
  Accounts receivable                       US$  2,970,036       3.640      10,810,931        US$         --                --
OTHER RECEIVABLES AND PREPAID EXPENSES:
  Secured by mortgages                      US$         --                          --        US$  2,102,986         4,650,123
  Guarantee deposits                        US$    460,161       3.640       1,674,986        US$    877,922         1,941,261
  Others                                    US$    454,329       3.640       1,653,758        US$     21,770            48,138
  Subsidiaries and related companies Law
  19,550 Cactus Argentina S.A               US$         --                          --        US$    204,170           451,461
NON-CURRENT ASSET
OTHER RECEIVABLES AND PREPAID EXPENSES:
  Secured by mortgages                      US$         --                          --        US$  1,485,000         3,283,632
  Others                                    US$         --                          --        US$     95,430           211,015
                                            ----------------------------------------------------------------------------------
  Total Asset                               US$ 14,721,775                  53,587,262        US$ 32,921,645        72,796,342
                                            ==================================================================================
CURRENT LIABILITIES
TRADE PAYABLES:
  Suppliers                                 US$  2,010,512       3.740       7,519,315        US$         --                --
  Notes                                     US$         --                          --        US$    186,974           413,437
NOTES PAYABLE                               US$         --                          --        US$         --                --
BANK LOANS                                  US$         --                          --        US$ 18,010,248        39,824,260
NON-CURRENT LIABILITIES
TRADE PAYABLES:
  Notes                                     US$         --                          --        US$    253,628           560,822
OTHER
  Accrual for other expenses                US$    851,810       3.740       3,185,769        US$         --                --
                                            ----------------------------------------------------------------------------------
  Total Liabilities                         US$  2,862,322                  10,705,084        US$ 18,450,850        40,798,519
====================================================================================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                 UNAUDITED CONSOLIDATED INFORMATION SUBMITTED IN
        COMPLIANCE WITH SECTION 64, SUBSECTION B OF LAW N(DEGREE) 19,550
               For the periods ended September 30, 2002 and 2001
                               (Notes 1,2,3 and 4)

                                                                                                                        Schedule H



                                               Total                                  Operating Expenses
                                           September 30,      --------------------------------------------------------------------
                                                2002          Total           Crops      Beef Cattle       Milk        Others
          Items                                Pesos          Pesos           Pesos         Pesos          Pesos        Pesos
----------------------------------------------------------------------------------------------------------------------------------
 Directors' fees                               31,631             --              --            --            --            --
 Fees and payments for services               248,249        186,628         135,158        44,488         1,580         5,402
 Salaries and wages                           722,539        471,852         143,036       222,548        33,736        72,532
 Social security contributions                169,026         75,996          27,903        41,108         3,024         3,961
 Taxes, rates and contributions                68,167         61,234          15,481        34,517         6,366         4,870
 Office and administrative expenses (1)        90,251         16,194              --         2,965            --        13,229
 Bank commissions and expenses                  5,279          2,462             212           216            76         1,958
 Depreciation of fixed assets                 760,730        721,191         399,024       260,620        38,089        23,458
 Vehicle and travelling expenses              113,779        100,898          33,987        52,546         3,489        10,876
 Spare parts and repairs                      194,913        194,913         103,104        71,469        13,245         7,095
 Insurance                                     95,786          7,931           3,674         3,472           355           430
 Employees' maintenance                        36,607         33,076          10,381        19,059         2,706           930
 Amortization of intangible assets            118,324        118,324              --            --            --       118,324
 Livestock expenses (2)                     1,328,256      1,056,778              --     1,056,778            --           --
 Dairy farm expenses                          290,449        290,449              --            --       290,449           --
 Agricultural expenses                      1,225,650        272,702         272,702            --            --           --
 Silo expenses                                 74,105         74,105          74,105            --            --           --
 Coal expenses                                 14,742          9,439              --            --            --        9,439
 Firewood expenses                              9,574          5,978              --            --            --        5,978
 FyO expenses                                  11,457          1,154              --            --            --        1,154
 General expenses                             101,012        101,009          38,040        47,709         4,494       10,766
 Contributions and services                       620            620              --            --            --          620
 Defaulting debtors                                --             --              --            --            --           --
----------------------------------------------------------------------------------------------------------------------------------
 Total at September 30, 2002                5,711,146      3.802,933       1,256,807     1,857,495       397,609      291,022
----------------------------------------------------------------------------------------------------------------------------------
 Total at September 30, 2001                               6,550,916         959,477     4,222,448       902,680      466,311
==================================================================================================================================





                                                     Expenses               Total
                                          ----------------------------   September 30,
                                            Selling      Administrative      2001
          Items                              Pesos            Pesos         Pesos
--------------------------------------------------------------------------------------
 Directors' fees                                  --          31,631      143,897
 Fees and payments for services                   --          61,621      360,594
 Salaries and wages                            4,991         245,696    1,766,685
 Social security contributions                    --          93,030      139,779
 Taxes, rates and contributions                   --           6,933      176,869
 Office and administrative expenses (1)           --          74,057       91,964
 Bank commissions and expenses                    --           2,817        8,537
 Depreciation of fixed assets                     --          39,539      841,499
 Vehicle and travelling expenses                 791          12,090      107,101
 Spare parts and repairs                          --              --      247,986
 Insurance                                        --          87,855       32,266
 Employees' maintenance                           --           3,531       79,367
 Amortization of intangible assets                --              --      118,328
 Livestock expenses (2)                      271,478              --    3,341,201
 Dairy farm expenses                              --              --      555,911
 Agricultural expenses                       952,948              --    2,896,769
 Silo expenses                                    --                       69,299
 Coal expenses                                 5,303              --      276,029
 Firewood expenses                             3,596              --       47,452
 FyO expenses                                 10,303              --       11,465
 General expenses                                 --               3      140,034
 Contributions and services                       --              --       26,813
 Defaulting debtors                               --              --           --
--------------------------------------------------------------------------------------
 Total at September 30, 2002               1,249,410         658,803           --
--------------------------------------------------------------------------------------
 Total at September 30, 2001               3,427,066       1,501,863   11,479,845
======================================================================================



(1) Includes operations with Subsidiaries and related companies Article 33, Law 19,550, IRSA Inversiones y Representaciones Sociedad Anonima for Ps. 93,000 as of September 30, 2001.
(2) Includes operations with Subsidiaries and related companies Article 33, Law 19,550, Cactus Argentina S.A.for Ps. 233,056 as of September 30, 2002 and Ps. 1,754,075 as of September 30, 2001

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                             UNAUDITED BALANCE SHEET
                       AS AT SEPTEMBER 30, 2002 AND 2001


                                                           September 30, 2002       September 30, 2001
                                                          (Notes 1, 2, and 3)       (Notes 1, 2, and 3)
                                                                Pesos                      Pesos
                                                          --------------------------------------------
 ASSETS
 CURRENT ASSETS
  Cash and banks (Note 8.a.)                                 43,450,984                   3,932,299
  Investments (Note 8.b.)                                     2,363,231                  91,601,328
  Trade accounts receivable (Note 8.c.)                      14,162,719                  12,036,574
  Other receivables and prepaid expenses (Note 8.d.)          9,961,085                  23,213,675
  Inventories (Note 8.e.)                                    33,940,932                  27,412,789
                                                            -----------                 -----------

  TOTAL CURRENT ASSETS                                      103,878,951                 158,196,665
                                                            -----------                 -----------

 NON-CURRENT ASSETS
  Other receivables and prepaid expenses (Note 8.d.)          2,970,317                   3,829,378
  Inventories (Note 8.e.)                                    29,241,319                  45,298,971
  Investments (Note 8.b.)                                   151,778,212                  30,945,300
  Fixed assets, net (Schedule A)                            121,901,167                 161,111,020
  Intangible assets, net (Schedule B)                         1,826,386                   2,490,563
                                                            -----------                 -----------
  TOTAL NON-CURRENT ASSETS                                  307,717,401                 243,675,232
                                                            -----------                 -----------

 TOTAL ASSETS                                               411,596,352                 401,871,897
                                                            ===========                 ===========




                                                    September 30, 2002       September 30, 2001
                                                   (Notes 1, 2, and 3)      (Notes 1, 2, and 3)
                                                         Pesos                      Pesos
                                                    --------------------------------------------
LIABILITIES
CURRENT LIABILITIES
Trade accounts payables (Note 8.f.)                     10,095,045                  11,930,499
Bank loans (Note 8.g.)                                   6,885,646                  39,824,260
Salaries and socal security payable (Note 8.h.)            449,041                     383,638
Taxes payable (Note 8.i.)                               10,593,696                     329,594
Other (Note 8.j.)                                        8,751,351                   6,701,298
                                                       -----------                 -----------

TOTAL CURRENT LIABILITIES                               36,774,779                  59,169,289
                                                       -----------                 -----------

NON-CURRENT LIABILITIES                                         --
Trade payables (Note 8.f.)                                                             560,822
Other (Note 8.j.)                                       15,942,874                          --
                                                       -----------                 -----------
TOTAL NON-CURRENT LIABILITIES                           15,942,874                     560,822
                                                       -----------                 -----------

TOTAL LIABILITIES                                       52,717,653                  59,730,111
                                                       -----------                 -----------

SHAREHOLDERS' EQUITY (AS PER CORRESPONDING STATEMENT)  358,878,699                 342,141,786
                                                       -----------                 -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             411,596,352                 401,871,897
                                                       ===========                 ===========


The accompanying notes and schedules are an integral part of these financial statements

                            CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                           UNAUDITED INCOME STATEMENT
               For the periods ended September 30, 2002 and 2001


                                                        September 30, 2002             September 30, 2001
                                                        (Notes 1, 2, and 3)            (Notes 1, 2, and 3)
                                                              Pesos                            Pesos
                                                        -------------------            --------------------
Sales
       Crops                                                    16,946,436                    13,958,611
       Beef cattle                                               3,234,026                     7,778,831
       Milk                                                        548,474                       876,533
       Other                                                         1,358                         8,464
                                                        ---------------------------------------------------
       Total Sales                                              20,730,294                    22,622,439
Less: Gross sales taxes                                           (191,872)                     (107,195)
                                                        ---------------------------------------------------
              Net sales                                         20,538,422                    22,515,244
                                                        ---------------------------------------------------
Cost of sales (Schedule F)
       Crops                                                   (13,466,034)                  (12,556,436)
       Beef cattle                                              (1,572,066)                   (6,467,722)
       Milk                                                       (342,360)                     (762,041)
       Other                                                       (10,404)                      (21,736)
                                                        ---------------------------------------------------
              Total cost of sale                               (15,390,864)                  (19,807,935)
                                                        ---------------------------------------------------
Gross income                                                     5,147,558                     2,707,309
                                                        ---------------------------------------------------
Selling expenses (Schedule H)                                   (1,213,620)                   (3,133,337)
                                                        ---------------------------------------------------
Administrative expenses (Schedule H)                              (628,384)                   (1,414,038)
                                                        ---------------------------------------------------
Gains from fixed assets sales (Note 11)                             24,044                       259,597
                                                        ---------------------------------------------------
Gain (loss) from inventory holdings (Schedule F)                 7,322,127                      (758,906)
                                                        ---------------------------------------------------
       Operating income (expense)                               10,651,725                    (2,339,375)

Financial Results (Note 8.k.)
       Financial loss generated by assets                       (8,104,347)                  (50,403,458)
       Financial gain (loss) generated by liabilities            2,980,580                      (957,887)
Other expenses:
Donations                                                         (710,286)                           --
Others                                                             (55,288)                     (103,308)
Gain (loss) from related companies                              14,741,690                      (848,146)
Management fees (Note 7)                                        (1,578,414)                           --
                                                        ---------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAX                                 17,925,660                   (54,652,174)
                                                        ---------------------------------------------------
Income tax expense (Note 6)                                     (3,719,937)                           --
                                                        ---------------------------------------------------
NET INCOME (LOSS) FOR THE PERIOD                                14,205,723                   (54,652,174)
                                                        ===================================================


The accompanying notes and schedules are an integral part of these financial statements.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             UNAUDITED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
                               (Notes 1, 2, and 3)


===================================================================================================================================
                                                              Shareholders' contributions
                                              -------------------------------------------------------------------------------------

                                              Common stock        Treasury stock          Inflation adjustment
Items                                           (Note 4)             (Note 4)               of Common stock       Paid-in capital
                                                 Pesos                Pesos                      Pesos                 Pesos
-----------------------------------------------------------------------------------------------------------------------------------
Balances at the beginning of the period        122,745,539             1,538,853                  168,183,772          90,392,395

Subscription of treasury stock (Note 12)

Net Income (Loss) for the period
-----------------------------------------------------------------------------------------------------------------------------------
Balances at September 30, 2002                 122,745,539             1,538,853                  168,183,772          90,392,395
-----------------------------------------------------------------------------------------------------------------------------------
Balances at September 30, 2001                 264,613,749            10,203,899                   17,654,973          90,393,770
===================================================================================================================================


===================================================================================================================================
                                                                                   Retained           Total at          Total at
                                                                      Legal       earnings           September         September
Items                                              Total             reserve      (deficit)          30, 2002          30, 2001
                                                   Pesos             Pesos          Pesos              Pesos             Pesos
----------------------------------------------------------------------------------------------------------------------------------
Balances at the beginning of the period       382,860,559         5,872,632    (44,109,886)        344,623,305        396,793,960

Subscription of treasury stock (Note 12)                                            49,671              49,671

Net Income (Loss) for the period                                                14,205,723          14,205,723        (54,652,174)
----------------------------------------------------------------------------------------------------------------------------------
Balances at September 30, 2002                382,860,559         5,872,632    (29,854,492)        358,878,699
----------------------------------------------------------------------------------------------------------------------------------
Balances at September 30, 2001                382,866,391         5,448,782    (46,173,387)                           342,141,786
===================================================================================================================================


The accompanying notes and schedules are an integral part of these financial statements.

                            CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                       UNAUDITED STATEMENT OF CASH FLOWS
               For the periods ended September 30, 2002 and 2001


                                                                                         September 30, 2002   September 30, 2001
                                                                                        (Notes 1, 2, and 3)  (Notes 1, 2, and 3)
                                                                                               Pesos                 Pesos
                                                                                       ----------------------------------------
CHANGES IN FUNDS
        Funds at the beginning of the period                                                44,575,043           129,508,481
        Increase (Decrease) in funds                                                         1,239,172           (33,974,854)
                                                                                       ----------------------------------------
        Funds at the end of the period                                                      45,814,215            95,533,627
                                                                                       ----------------------------------------

CAUSES OF CHANGES IN FUNDS
SOURCES OF FUNDS
        Income (Loss) for the period                                                        14,205,723           (54,652,174)
        Plus:  Items not involving outlays of funds:
               Fixed assets depreciation                                                       701,341               778,546
               (Gain) loss from related companies                                          (14,741,690)              848,146
               Accruals for management fees, interests and other                             2,980,188               976,762
               Charge for income tax                                                         3,719,937                    --
               Accruals for bank loan interests                                                200,704               559,686
               Net book value of fixed assets sold                                              95,926             2,106,141
               (Gain) loss from holding inventories                                         (7,322,127)              758,906
        Less:  Items not involving inflows of funds:
               Accrued interest other receivables                                             (145,221)             (100,125)
                                                                                       ----------------------------------------
Funds applied in operations                                                                   (305,219)          (48,724,112)
                                                                                       ----------------------------------------
OTHER APPLICATIONS OF FUNDS
              (Increase) decrease in other receivables and prepaid expenses                 (1,553,669)            5,088,161
              (Increase) decrease in other non-current receivables and prepaid expenses       (645,895)               63,285
              Increase in non current investment                                            (3,876,285)                   --
              Purchase of fixed assets                                                        (468,692)             (439,162)
              Decrease in trade payables                                                    (3,810,591)           (4,479,033)
              (Decrease) Increase of bank loans                                               (833,824)            9,175,978
              Decrease in salaries and social security payable                                (457,603)             (176,133)
              Decrease in taxes payable                                                       (257,143)              (95,672)
              Decrease in other liabilities                                                 (2,097,739)             (488,547)
              Increase in non-current trade payable                                                                    9,328
                                                                                       ----------------------------------------
TOTAL OTHER (APPLICATIONS) SOURCES OF FUNDS                                                (14,001,441)            8,658,205
                                                                                       ----------------------------------------
TOTAL DECREASE IN FUNDS                                                                    (14,306,660)          (40,065,907)
                                                                                       ----------------------------------------
              Decrease (increase) in trade accounts receivable                               4,746,318            (1,267,305)
              Decrease of inventories, net                                                   9,478,376             7,358,358
              Increase in other non current liabilities                                      1,271,467                    --
              Subscription of treasury stock                                                    49,671                    --
                                                                                       ----------------------------------------
TOTAL SOURCES OF FUNDS                                                                      15,545,832             6,091,053
                                                                                       ----------------------------------------
INCREASE (DECREASE) IN FUNDS                                                                 1,239,172           (33,974,854)
                                                                                       ========================================

The accompanying notes and schedules are an integral part of these financial statements.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
                For the periods ended September 30, 2002 and 2001

NOTE 1:  MERGER OF CONTROLED COMPANIES

         The merger definitive agreement was signed on September 6, 2002, pursuant to the provisions set forth in Section 83, subsection 1(degree)of Law 19.550. It decided the merger of the companies "Agro Riego San Luis S.A." and "Colonizadora Argentina S.A." in CRESUD S.A.C.I.F. y A., effective as from July 1st, 2000.

NOTE 2:  PRESENTATION OF FINANCIAL STATEMENTS IN CONSTANT PESOS

         As required by General Resolutions Nos. 368/2001 and 415/02 of the Argentine Securities and Exchange Commission, the financial statements of the Company have been prepared pursuant to the valuation and disclosure criteria outlined in Technical Resolutions Nos. 5, 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils of Economic Sciences, and following the manner established by the aforementioned Resolutions.

         As a consequence of the above, the Company's financial statements are presented in constant currency as of September 30, 2002, having considered the accounting measurements restated by the changes in the purchasing power of the currency until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001.

         The coefficients prepared based on the domestic wholesale price index have been applied for purposes of the abovementioned restatement.

         Amounts corresponding to the period ended on September 30, 2001 have been restated at September 30, 2002 for purposes of presentation on a comparative basis.

         NEW ACCOUNTING STANDARDS

         The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No.16 "Conceptual framework for professional accounting standards"; No.17: "Professional accounting standards: development of some general application issues", No.18: "Professional accounting standards: development of some particular application issues" and No.19 "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", through Resolutions C 238/01, C 243/01, C 261/01 and C 262/01, respectively; establishing that those Technical Pronouncements and amendments will come into force for fiscal years commencing as from July 1, 2002.

         At the date of issue of these financial statements, the National Securities Commission had not adopted those Technical Pronouncements and, consequently, as mentioned in this note, the Company has prepared these financial statements applying the pronouncements issued by that body, which do not contemplate these changes and differ from the provisions of applicable accounting standards.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3:   SIGNIFICANT ACCOUNTING POLICIES

          The principal valuation and disclosure criteria for the preparation of the financial statements, applied on a basis consistent with respect to the last fiscal period, are as follows:

          a.   Use of estimates

               The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could differ from those estimates.

          b.   Local currency assets and liabilities

               The local currency assets and liabilities have been stated at period-end currency.

          c.   Foreign currency assets and liabilities

               Foreign currency assets and liabilities have been translated at the official rate of exchange in effect at September 30, 2002.

          d.   Current investments

               Mutual funds and notes are carried at market value as of period-end.

          e.   Inventories

               1. Livestock for raising and grazing cattle have been stated at their market value at the end of the period, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

               2. Crops: at their quoted market value at the end of the period, less estimated sale expenses.

               3.   The remaining inventories were valued at replacement value.

               The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the period.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3:   (Continued)

          f.   Non-current investments

               1.   Long-term investments in subsidiaries and affiliates

               The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Pronouncement No. 5 of the Argentine Federation of Professional Councils in Economic Sciences.

               Holdings at September 30, 2002 are as follows:

                  Subsidiaries and affiliates              % Equity interest
               ----------------------------------          -----------------
               Inversiones Ganaderas S.A.                         99.99
               Futuros y Opciones.Com S.A.                        70.00
               Cactus Argentina S.A.                              50.00
               Agro Uranga S.A.                                   35.72
               IRSA Inversiones y
               Representaciones Sociedad Anonima                  20.60

               Consolidated financial statements with Inversiones Ganaderas S.A. and Futuros y Opciones.com S.A. at September 30, 2002 and 2001 are presented as complementary information.

               At March 31, 2002, our investment in IRSA was valued by the equity method of accounting as a result of a change of strategy according to which those shares are carried as a long-term investment. This decision was made as a result of the impact of the recent economic measures on the financial markets, which modified the original budget with respect to these types of investments.

               Current valuations and economic conditions reduce the risks inherent to long-term investment opportunities and increase the possibility of obtaining significant return in the long term. In view of these circumstances: (i) the value of the investment was set at market value; (ii) the value of the investment was calculated by the equity method of accounting; and (iii) the difference between (i) and (ii) was recognized as negative goodwill to be amortized over 20 years, and is shown under Other liabilities.

               2.   Other securities

               The remaining investments correspond to non-listed securities, which were valued at their restated cost.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3:   (Continued)

          g.   Fixed assets

               -    Purchase value:

                    Valued at cost restated into period-end currency applying the coefficients mentioned in Note 2, based on the corresponding dates of origin.

               -    Depreciation

                    Calculated by the straight-line method based on the estimated useful lives of the assets as from the period of addition.

               -    The carrying value

                    The carrying value of such fixed assets does not exceed their recoverable values.

          h.   Intangible assets

               The goodwill corresponding to the purchase of the subsidiary company "Futuros y Opciones.com S.A." is valued at restated cost, which was calculated as the difference between the amount paid for that investment and its proportional equity value calculated at the time of the purchase, restated into period-end currency applying the coefficients mentioned in Note 2.

               Amortization is determined based on the estimated useful life of the goodwill, which is five years.

          i.   Loans with local financial institutions (Note 8.g.)

               Financial liabilities in US currency, according to our legal counsellors advice, are included within the provisions of Decree 214 of February 3, 2002 and are not subject to the exceptions established by means of Decree 410 dated March 1, 2002, therefore these liabilities have been valuated at a $1 to U$ 1 rate.

          j.   Shareholders' equity

               The balances at the beginning of the period and the movements for the period were restated into period-end currency.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3:   (Continued)

          k.   Results for the period

               The results for the period were adjusted as follows:

               Income accounts were restated by applying adjusting coefficients to historical amounts.

               The financial result was calculated at its actual value, net of the effect of inflation, and the result of exposure to inflation of net monetary positions is the counterpart of the adjustments made to all non-monetary balance sheet and income statement accounts, which were restated into period-end currency.

               Financial results and the result of exposure to inflation were segregated into results generated by assets and those generated by liabilities.

          l.   Revenue recognition

               Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

NOTE 4:   COMMON AND TREASURY STOCK

          The activity in the Company's shares during the last three financial periods was as follows:

                                Authorized      Subscribed      Paid in
                                  Pesos           Pesos          Pesos
                               ------------    ------------   ------------
Common  and  treasury           126,000,000     124,284,392    124,284,392
stock at June 30, 2000

Pursuant to a decision
made on March 3, 1999,
the Company's Board
decided to cancel the
balance pending                 (1,715,608)             --             --
subscription and payment
                               ------------    ------------   ------------

Common  and  treasury           124,284,392     124,284,392    124,284,392
stock at September 30,
2002
                               ============    ============   ============

          At September 30, 2002 the common and treasury stock consisted of 124,284,392 ordinary book entry shares with a face value of Pesos 1 each entitled to one vote per share, of which 122,745,539 shares were outstanding and 1,538,853 shares had been purchased by the Company.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:   FUTURES

          At September 30, 2002 the Company had arranged futures and options on the futures market as follows:

          FUTURES -- SEASON 2002/2003

================================================================================
                                                  Average price    Total amount
             Cereal                 Tons             US$(1)            US$
--------------------------------------------------------------------------------
         Corn-purchase              3,100             85.08           263,748
================================================================================

          OPTIONS -- PURCHASE CALL -- SEASON 2002/2003

================================================================================
                                                  Average price        Premium
             Cereal                 Tons             US$ (1)           US$ (2)
--------------------------------------------------------------------------------
         Corn                       3,500             92.00             9,695
         Wheat                        200             97.00               760
================================================================================

          OPTIONS -- SELL CALL -- SEASON 2002/2003

================================================================================
                                                  Average price        Premium
             Cereal                 Tons             US$ (1)           US$ (2)
--------------------------------------------------------------------------------
         Corn                       1,500             90.00            (6,000)
================================================================================

          FUTURES -- C.B.O.T. -- SEASON 2001/2002

================================================================================
                                                  Average price     Total amount
             Cereal                 Tons             US$ (1)           US$ (2)
--------------------------------------------------------------------------------
         Corn-purchase              3,810            112.33           427,977
================================================================================

          OPTIONS -- C.B.O.T. -- PURCHASE CALL - SEASON 2001/2002
                                                  Average price        Premium

================================================================================
             Cereal                 Tons             US$ (1)           US$ (2)
--------------------------------------------------------------------------------
         Soybean                    2,720            213.12            27,472
================================================================================

          OPTIONS -- C.B.O.T. -- SELL CALL - SEASON 2001/2002

================================================================================
                                                  Average price        Premium
             Cereal                 Tons             US$ (1)           US$ (2)
--------------------------------------------------------------------------------
         Soybean                    2,720            227.81           (14,987)
================================================================================

          At September 30, 2001 the Company had arranged futures and options on the forward market as follows:

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:   (Continued)

          FUTURES -- SEASON 2000/2001

================================================================================
                                                  Average price     Total amount
             Cereal                 Tons             US$ (1)             US$
--------------------------------------------------------------------------------
         Corn -- purchase           8,700             95.61           831,807
================================================================================

          FUTURES -- SEASON 2001/2002

================================================================================
                                                  Average price     Total amount
             Cereal                 Tons             US$ (1)             US$
--------------------------------------------------------------------------------
         Sunflower -- purchase        400            165.85            66,340
         Corn -- purchase           6,200             96.62           599,044
================================================================================

          OPTIONS - PURCHASE CALL - SEASON 2001/2002

================================================================================
                                                  Average price        Premium
             Cereal                 Tons             US$ (1)           US$ (2)
--------------------------------------------------------------------------------
         Corn                       42,600             98.88           164,529
         Soybean                    23,500            175.12           147,500
         Wheat                      11,600            121.03            28,749
================================================================================

          OPTIONS - SELL PUT - SEASON 2001/2002

================================================================================
                                                  Average price        Premium
             Cereal                 Tons             US$ (1)           US$ (2)
--------------------------------------------------------------------------------
         Sunflower                  7,600            163.42           (34,149)
         Corn                       4,600             80.00           (12,476)
================================================================================

          FUTURES - C.B.O.T. - SEASON 2001/2002

================================================================================
                                                  Average price      Total amount
             Cereal                 Tons             US$ (1)             US$
--------------------------------------------------------------------------------
         Corn -- sell               46,228             96.21         4,447,596
         Soybean -- purchase        13,600            178.21         2,423,656
         Soybean -- sell            24,480            174.35         4,268,088
         Wheat -- purchase           6,800             98.25           668,100
================================================================================

          OPTIONS - C.B.O.T. - SELL CALL - SEASON 2001/2002

================================================================================
                                                  Average price        Premium
             Cereal                 Tons             US$ (1)           US$ (2)
--------------------------------------------------------------------------------
         Soybean                    13,600            220.46           (49,972)
================================================================================

        (1)  Strike price without deducting expenses.

        (2)  Premiums paid (collected).

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6:   INCOME TAX AND TAX ON MINIMUM HIPOTHETICAL INCOME

               a) The Company determines the Income Tax charge at the prevailing rate of 35% on the estimated taxable net income, without considering the effect of temporary differences between the accounting and tax-purpose results. At September 30, 2002, the Company has recognized an income tax charge amounting to $ 3,719,937.

               b) Pursuant to Decree N(o) 935, published in the Official Gazette on July 25, 2001, the Company is 100% exempt from the Tax on Minimum Hipothetical Income created by Law No. 25,063, published in the Official Gazette on December 30, 1998, applicable for fiscal periods ended as from December 31, 1998. This tax is calculated at 1% of the Company's assets, determined on the basis of tax criteria.

          The Company has not registered accrual, by said tax, for this period, due to the exemption in force. Credit tax pertaining to previous periods is registered in Other Current Tax Receivables, being computable said amount on account of the Income Tax. The balance of this account as of September 30, 2002 amounts to Ps. 2,046,948 and is stated net of the Income Tax accrual.(See Note 8.i.)

NOTE 7:   MANAGEMENT AGREEMENT

          The Company signed a management agreement with Consultores Asset Management S.A. (formerly, Consultores de Inversiones Bursatiles y Financieras S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

          In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

          The financial statements at September 30, 2002 include an accrual for an amount of Ps. 1,605,970 for this concept. The charge to results for this period is of Ps. 1,578,414.

          Since certain directors of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors of Consultores Asset Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders' Meeting held on October 25, 1994, in compliance with Article N(Degree) 271 of Law N(o) 19,550.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8:   DETAILS OF BALANCE SHEET AND INCOME STATEMENT ACCOUNTS

     a.   CASH AND BANKS

                                                             September 30,
                                                          ---------------------
                                                             2002        2001
                                                             Pesos       Pesos
                                                          ----------  ----------
Cash                                                          72,845     261,017
Foreign currency (Schedule G)                                726,504       4,484
Lecop currency                                                    44          --
Local currency checking account                            2,327,170     584,422
Patacones currency checking account                           50,452          --
Lecop currency checking account                                3,855          --
Foreign currency checking account (Schedule G)            38,721,083   1,243,745
Local currency saving account                              1,262,071      63,842
Foreign currency saving account (Schedule G)                      --      42,247
Checks to be deposited                                       258,252   1,732,542
Patacones checks to be deposited                              28,708          --
                                                          ----------  ----------
                                                          43,450,984   3,932,299
                                                          ==========  ==========

     b. INVESTMENTS


                                                             September 30,
                                                        -----------------------
                                                             2002        2001
                                                             Pesos       Pesos
                                                        ------------  ----------
CURRENT
Schedule C                                                 2,363,231  91,601,328
                                                        ------------  ----------
                                                           2,363,231  91,601,328
                                                        ============  ==========


NON-CURRENT
Schedule C                                               151,778,212  30,945,300
                                                        ------------  ----------
                                                         151,778,212  30,945,300
                                                        ------------  ----------

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8    (Continued)

          c.   TRADE ACCOUNTS RECEIVABLE

                                                             September 30,
                                                         -----------------------
                                                             2002        2001
                                                             Pesos       Pesos
                                                         -----------  ----------
CURRENT
Accounts receivable in local currency                      3,815,887  13,149,515
Accounts receivable in foreign currency (Schedule G)      10,788,206          --
Less:
Provision for defaulting debtors                            (689,863) (1,193,745)
                                                         -----------  ----------
                                                          13,914,230  11,955,770
Subsidiaries and related companies Law 19,550 Article 33:
  Inversiones Ganaderas S.A.                                   3,747          --
  Cactus Argentina S.A.                                      244,742      80,804
                                                         -----------  ----------
                                                          14,162,719  12,036,574
                                                         ===========  ==========

          d.   OTHER RECEIVABLES AND PREPAID EXPENSES


                                                             September 30,
                                                         -----------------------
                                                             2002        2001
                                                             Pesos       Pesos
                                                         -----------  ----------
CURRENT
Other ( Schedule G)                                        1,936,191     376,189
Prepaid leases                                             3,614,027   5,914,288
Tax on Minimum Hypothetical Income (Note 6)                       --   4,125,177
Guarantee deposits (Schedule G)                            1,674,986   1,941,261
Secured by mortgage and under legal proceedings            1,221,120   4,557,336
Prepaid expenses                                             810,462     242,987
Surety bonds received                                        375,279     829,817
Tax prepayments                                               13,789   4,271,804
Subsidiaries and related companies Law 19,550 Article 33:
  Cactus Argentina S.A.                                      283,433     455,974
  Futuros y Opciones.Com S.A.                                 23,603     255,986
  Inversiones Ganaderas S.A.                                      --     242,856
  IRSA Inversiones y Representaciones S.A.                     8,195          0
                                                         -----------  ----------
                                                           9,961,085  23,213,675
                                                         ===========  ==========

NON-CURRENT
Secured by mortgage                                          959,401   3,283,632
Prepaid leases                                               177,643     334,731
Other                                                         95,430     211,015
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.                                      1,737,843          --
                                                         -----------  ----------
                                                           2,970,317   3,829,378
                                                         -----------  ----------

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8    (Continued)

          e.   INVENTORIES

                                                             September 30,
                                                         -----------------------
                                                             2002        2001
                                                             Pesos       Pesos
                                                         -----------  ----------
CURRENT
Livestock                                                 13,263,084  15,379,573
Crops                                                     11,468,423   1,527,807
Unharvested crops                                          2,854,723   6,445,761
Seeds and fodder                                             171,517     357,567
Materials and others                                       4,480,726   3,454,124
Advances to suppliers                                      1,702,459     247,957
                                                         -----------  ----------
                                                          33,940,932  27,412,789
                                                         ===========  ==========

NON-CURRENT
Livestock                                                 29,241,319  45,292,198
Unharvested crops                                                 --       6,773
                                                         -----------  ----------
                                                          29,241,319  45,298,971
                                                         ===========  ==========

          f.   TRADE ACCOUNTS PAYABLES

                                                             September 30,
                                                         -----------------------
                                                             2002        2001
                                                             Pesos       Pesos
                                                         -----------  ----------
CURRENT
Suppliers in local currency                                2,567,540  10,574,574
Suppliers in foreign currency (Schedule G)                 7,519,314          --
Subsidiaries and related companies Law 19,550 Article 33:
  IRSA Inversiones y Representaciones Sociedad Anonima            --     254,000
  Cactus Argentina S.A.                                           --     688,488
  Futuros y Opciones.Com S.A. (Schedule G)                     8,191          --
Notes                                                             --     413,437
                                                         -----------  ----------
                                                          10,095,045  11,930,499
                                                         ===========  ==========

NON-CURRENT
Notes (Schedule G)                                                --     560,822
                                                         -----------  ----------
                                                                  --     560,822
                                                         -----------  ----------

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                    INMOBILIARIA, FINANCIERA Y AGROPECUARIA
            NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8    (Continued)

          g.   LOANS

                                                             September 30,
                                                         -----------------------
                                                             2002        2001
                                                             Pesos       Pesos
                                                         -----------  ----------
CURRENT
Local financial loans (Note 3.i.) (1)                      6,885,646  29,291,932
Foreign financial loans (Schedule G) (1)                          --  10,532,328
                                                         -----------  ----------
                                                           6,885,646  39,824,260
                                                         ===========  ==========

          (1) Includes a Ps. 3.94 million loan garanteed by 5,728,539 IRSA common shares.

          h.   SALARIES AND SOCIAL SECURITY PAYABLE

                                                             September 30,
                                                         -----------------------
                                                             2002        2001
                                                             Pesos       Pesos
                                                         -----------  ----------
CURRENT
Social security administration                               157,741     131,962
Salaries payable                                             251,346     186,342
Health care scheme                                            25,414      43,090
Other                                                         14,540      22,244
                                                         -----------  ----------
                                                             449,041     383,638
                                                         ===========  ==========

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8    (Continued)

          i.   TAXES PAYABLE


                                                             September 30,
                                                         -----------------------
                                                             2002        2001
                                                             Pesos       Pesos
                                                         -----------  ----------
CURRENT
Income tax                                                10,325,900          --
Tax on Minimum Hypothetical Income (Note 6)               (2,046,948)         --
Value Added Tax                                            1,726,261          --
Property tax payable                                         251,171     268,854
Taxes withheld for income tax                                334,787      43,616
Taxes withheld-Gross sales taxes                               2,525      17,124
                                                         -----------  ----------
                                                          10,593,696     329,594
                                                         ===========  ==========

          j.   OTHER

                                                             September 30,
                                                         -----------------------
                                                             2002        2001
                                                             Pesos       Pesos
                                                         -----------  ----------
CURRENT
Accrual for other expenses (Schedule G)                    5,419,175   4,854,606
IRSA negative goodwill                                       848,944          --
Accrual for Directors' Fees                                  441,978     858,284
Advances to Directors                                       (306,039)   (564,966)
Accrual for livestock's capitalization                            --      48,334
Accrual for Management fees (Note 7)                       1,605,970     499,848
Subsidiaries and related companies Law 19,550 Article 33:
  Inversiones Ganaderas S.A.                                 423,306   1,005,192
  Futuros y Opciones.Com S.A.                                318,017          --
                                                         -----------  ----------
                                                           8,751,351   6,701,298
                                                         ===========  ==========

NON-CURRENT
IRSA negative goodwill                                    15,722,089          --
Subsidiaries and related companies Law 19,550 Article 33:
  Inversiones Ganaderas S.A.                                 220,785          --
                                                         -----------  ----------
                                                          15,942,874          --
                                                         -----------  ----------

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                    INMOBILIARIA, FINANCIERA Y AGROPECUARIA
            NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8    (Continued)

          k.   FINANCIAL RESULTS

                                                             September 30,
                                                         -----------------------
                                                             2002        2001
                                                             Pesos       Pesos
                                                         -----------  ----------
Generated by assets:
Exchange differences and discounts                        (5,575,149)    (93,613)
Interest income                                              260,257     168,683
Subsidiaries and related companies Law 19,550 Article 33:
  IRSA Inversiones y Representaciones Sociedad Anonima       205,000          --
Reference stabilitation index (CER)                          336,759
Tax on debts and credits                                    (249,293)   (137,641)
Holding results                                           (1,875,093)        --
Holding results and operations of stocks and bonds           135,241 (50,340,887)
Inflation adjustment                                      (1,342,069)         --
                                                         -----------  ----------
                                                          (8,104,347)(50,403,458)
                                                         ===========  ==========

Generated by liabilities
Holding results                                              530,039          --
Inflation adjustment                                       1,822,399          --
Debt tax                                                          --      11,821
Reference stabilitation index (CER)                         (347,519)         --
Interest expense                                                        (969,768)
Others                                                      (441,112)         --
Exchange differences and discounts                         1,416,773          60
                                                         -----------  ----------
                                                           2,980,580    (957,887)
                                                         ===========  ==========

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                    INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

          A)   BASED ON THEIR ESTIMATED COLLECTION OR PAYMENT TERM (IN PESOS)

=================================================================================================================================
Based on their estimated condition                Current investments     Trade accounts receivable      Other receivables and
       or payment term                                                                                      prepaid expenses
                                         ----------------------------------------------------------------------------------------
                                              2002          2001               2002        2001               2002       2001
---------------------------------------------------------------------------------------------------------------------------------
2nd quarter 2003/2002 financial year            --             --          14,162,719   11,796,146        5,446,493   3,715,367
3rd quarter 2003/2002 financial year            --             --                  --           --          479,700     773,920
4th quarter 2003/2002 financial year            --             --                  --           --               --   3,084,460
1st quarter 2004/2003 financial year            --             --                  --           --               --          --
2nd quarter 2004/2003 financial year            --             --                  --           --               --      84,797
3rd quarter 2004/2003 financial year            --             --                  --           --         479,700      773,920
4th quarter 2004/2003 financial year            --             --                  --           --               --          --
1st quarter 2005/2004 financial year            --             --                  --           --               --          --
2nd quarter 2005/2004 financial year            --             --                  --           --               --     100,057
3rd quarter 2005/2004 financial year            --             --                  --           --         479,700      773,920
4th quarter 2005/2004 financial year            --             --                  --           --               --          --
1st quarter 2006/2005 financial year            --             --                  --           --               --          --
2nd quarter 2006/2005 financial year            --             --                  --           --               --     118,067
3rd quarter 2006/2005 financial year            --             --                  --           --               --     773,920
4th quarter 2006/2005 financial year                                               --           --               --          --
1st quarter 2007/2006 financial year                                               --           --               --          --
2nd quarter 2007/2006 financial year            --             --                  --           --               --     658,953
Overdue                                         --             --                  --      240,428               --          --
With no stated term                      2,363,231     91,601,328                  --           --        6,045,809  16,185,672
---------------------------------------------------------------------------------------------------------------------------------
Total                                    2,363,231     91,601,328          14,162,719   12,036,574       12,931,402  27,043,053
=================================================================================================================================

================================================================================================================================
     Trade payables             Bank loans          Salaries payable and social      Taxes payable          Other liabilities
                                                        securities payable
--------------------------------------------------------------------------------------------------------------------------------
      2002       2001         2002        2001             2002       2001            2002      2001         2002      2001
--------------------------------------------------------------------------------------------------------------------------------
  10,095,045  11,930,499   6,885,646   39,824,260      449,041     383,638         10,593,696  329,594    7,161,084   5,696,106
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --      220,785          --
          --     560,822          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --           --          --
          --          --          --           --           --          --                 --       --      741,323   1,005,192
--------------------------------------------------------------------------------------------------------------------------------
  10,095,045  12,491,321   6,885,646   39,824,260      449,041     383,638         10,593,696  329,594    8,123,192   6,701,298
================================================================================================================================

          B)   ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO THE INTEREST RATE THAT THEY ACCRUED (IN PESOS)

=====================================================================================================================
   Interest rate that            Current investments         Trade accounts receivable        Other receivables and
      they accrue                                                                                prepaid expenses
                               --------------------------------------------------------------------------------------
                                   2002         2001             2002        2001                2002       2001
---------------------------------------------------------------------------------------------------------------------
At fixed interest rate                --           --               --           --          2,325,664   4,522,873
At variable interest rate      2,363,231    9,181,873               --           --          1,470,972   4,110,769
Non-interest bearing                  --   82,419,455       14,162,719   12,036,574          9,134,766  18,409,411
---------------------------------------------------------------------------------------------------------------------
Total                          2,363,231   91,601,328       14,162,719   12,036,574         12,931,402  27,043,053
=====================================================================================================================



===============================================================================================================================
       Trade payables           Bank loans         Salaries payable and social        Taxes payable         Other liabilities
                                                      security payable
-------------------------------------------------------------------------------------------------------------------------------
       2002      2001         2002       2001          2002        2001              2002       2001          2002      2001
-------------------------------------------------------------------------------------------------------------------------------
         --     560,822    6,684,942  39,264,575           --          --               --         --           --         --
         --          --           --          --           --          --               --         --           --         --
 10,095,045  11,930,499      200,704     559,685      449,041     383,638       10,593,696    329,594    8,123,192  6,701,298
-------------------------------------------------------------------------------------------------------------------------------
 10,095,045  12,491,321    6,885,646  39,824,260      449,041     383,638       10,593,696    329,594    8,123,192  6,701,298
===============================================================================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10:  RESTRICTIONS ON DISTRIBUTION OF PROFITS

          In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution N(Degree) 368/2001 of the Argentine Securities and Exchange Commission, 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital.

NOTE 11:  STOCK OPTION PLAN

          On November 19, 2001, the shareholders approved a Stock Option Plan (the "Plan") relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the "Shares"). The Shares could be acquired at an exercise price of Ps. 1 plus interest accrued at an annual rate of LIBO for deposits at 180 days. The option could be exercised at any time within a period of 3 years since the expiration of the pre-emptive rights. Two thirds of the options corresponding to the Shares would be allocated by the Board of Directors among members of the management of the Company (the "Initial Beneficiaries"). The remaining one third of the options would be allocated by the Board of Directors in a period of time beginning six months after the initial allocation and ending three months before the expiration of the term of the exercise of the options, among any of the Company's employees or executive officers. After the exercise of the pre-emptive rights by the shareholders that subscribed 2,353 shares during January 2002, 4,612,290 shares of treasury stock have been reserved for the Plan.

          On February 12 2002, the Board of Directors approved the subscription of the Stock Option Agreement between the Company and the Initial Beneficiaries (the "Agreement"), pursuant to which the Company granted the Initial Beneficiaries the option to acquire 3,073,437 shares. Pursuant to an agreement dated February 13, 2002, the shares were transferred to a trust. In April and June 2002, the beneficiaries acquired 480,000 shares of Ps. 1 per value each (Ps. 616,467 in constant argentine pesos of September 30, 2002). In July and August 2002, the beneficiaries acquired 45,000 shares of Ps. 1 per value each (Ps. 49,671 in constant argentine pesos of September 30, 2002).

NOTE 12:  ISSUANCE OF DEBT SECURITIES

          The Shareholders meeting held on March 8, 2002 approved:

               (i) the issuance of up to US$ 50.0 million debt securities for up to a five-year term at a fixed annual interest rate not exceeding 12% with semi-annual payments, and,

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12:  ISSUANCE OF DEBT SECURITIES (CONTINUED)

               (ii) the issuance of up to US$ 50.0 million convertible debt securities for a five-year term at a fixed annual interest rate not exceeding 12% or a variable rate with semi-annual payments. At the option of the holders, convertible debt securities can be converted into shares of common stock of the Company. The conversion price will be calculated based on the average quotation of the shares on the Buenos Aires Stock Exchange during the twenty stock exchange business days prior to the 72 hours before commencement of the preferred subscription period, with a premium of up to 10% of that average value. In this connection the Shareholders meeting held on March 8, 2002 approved the issuance to the convertible debt holders of warrants to purchase the Company's common stock. Each warrant entitles the holder to purchase one share of common stock at an exercise price of Ps. 1 per share. These warrants are to be exercisable within 15 days after the finalization of the conversion period.

          Proceeds from the issuance of debt securities will be utilized to integrate the working capital, investments in fixed assets or capital contributions to controlled subsidiaries and to subscribe upon the exercise of preemptive rights to acquire convertible securities to be issued by IRSA.

          Likewise, it was agreed the delegation to the Board of Directors the power to negotiate and request the quotation of the issuance of debt securities Buenos Aires Stock Exchange, at the NASDAQ and/or Electronic Open Market and/or any other private or public market or stock exchange in the country or abroad.

          On October 7, 2002, the Board of Directors approved and incorporated the amendments introduced by the Argentine Securities and Exchange Commission. Such entity authorized, according to Resolution No. 14,320 of October 1, 2002, and subject to certain conditions, the rights offering of US$ 50.0 million convertible debt securities.

NOTE 13:  SUBSEQUENT EVENTS

          a. On October 15, 2002 the Company sold Los Maizales farm, covering 618 hectares, in the District of Villa Canas, Province of Santa Fe, for a total consideration of US$ 1,854,000 (one million eight hundred and fifty four thousand United States dollars). This sale generated a profit of approximately Ps. 5.1 million.

               b. On October 15, 2002 began the period for pre-emptive subscription of Debt securities convertible into ordinary shares for an amount of up to US$ 20 million (See Note 12).

               c. The Ordinary shareholders' Meeting held on November 5, 2002 approved the payment of directors' fees for a total of Ps. 894,491, which were duly provided for at the close of the year ended June 30, 2002.

                            CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                             UNAUDITED FIXED ASSETS
               For the periods ended September 30, 2002 and 2001
                               (Notes 1, 2 and 3)

                                                                      SCHEDULE A

================================================================================================================================
                                                                                                                  Depreciation
                                                                                                  ------------------------------
                                     Value at          Additions      Deductions      Value at                    Accumulated
                                   the beginning         and/or         and/or       the end of       Rate     at the beginning
                                   of the period       transfers       transfers       period           %        of the period
Principal Account                      Pesos             Pesos          Pesos          Pesos                         Pesos
--------------------------------------------------------------------------------------------------------------------------------
Real estate                           97,779,676              --              --     97,779,676            --                --
Wire fences                            4,501,992              --              --      4,501,992             3           904,319
Watering troughs                       3,142,474              --              --      3,142,474             3           602,041
Alfalfa fields and meadows             2,498,364              --              --      2,498,364      13-25-50         1,650,925
Buildings and constructions            5,609,074              --              --      5,609,074             2         1,966,520
Machinery                             11,245,382           5,456         320,579     10,930,259            10         6,174,920
Vehicles                               1,046,364         143,438         159,525      1,030,277            20           686,705
Tools                                    189,155              69              --        189,224            10           106,681
Furniture and equipment                1,044,131             728              --      1,044,859            10           603,361
Breeding livestock                       266,835              --              --        266,835            20           265,066
Corral and leading lanes                 539,485              --              --        539,485             3            76,291
Roads                                  1,268,922              --              --      1,268,922            10           550,287
Facilities                             5,751,116           8,068              --      5,759,184      10-20-33         2,264,516
Computer equipment                       958,932           2,233          10,776        950,389            20           746,962
Planes                                    10,514              --              --         10,514            10            10,514
Silo plants                            1,057,961              --              --      1,057,961             2           190,927
Constructions in progress              2,000,553         308,700              --      2,309,253            --                --
Advances to suppliers                    118,847              --           1,413        117,434            --                --
--------------------------------------------------------------------------------------------------------------------------------
Total at September 30, 2002          139,029,777         468,692         492,293    139,006,176                      16,800,035
--------------------------------------------------------------------------------------------------------------------------------
Total at September 30, 2001          180,645,656         439,162       2,445,295    178,639,523            --        17,089,111
================================================================================================================================



======================================================================================
Depreciation
-----------------------------------------------       Net carrying      Net carrying
                Current period    Accumulated           value at          value at
    Decrease    --------------   at the end of         September         September
 of the period      Amount           period             30, 2002          30, 2001
     Pesos          Pesos            Pesos                Pesos             Pesos
--------------------------------------------------------------------------------------
            --              --               --         97,779,676       116,150,103
            --          31,733          936,052          3,565,940         3,340,959
            --          39,829          641,870          2,500,604         2,761,659
            --          79,861        1,730,786            767,578         1,279,551
            --          22,893        1,989,413          3,619,661         4,637,256
       238,089         241,490        6,178,321          4,751,938         6,519,939
       149,657          41,974          579,022            451,255           520,948
            --           3,662          110,343             78,881            81,591
            --          20,674          624,035            420,824           466,619
            --             442          265,508              1,327            50,647
            --           4,081           80,372            459,113           435,470
            --          28,810          579,097            689,825           602,822
            --         147,169        2,411,685          3,347,499         4,298,711
         8,621          24,336          762,677            187,712           837,258
            --              --           10,514                 --                --
            --          14,387          205,314            852,647           954,358
            --              --               --          2,309,253         1,598,755
            --              --               --            117,434            99,057
--------------------------------------------------------------------------------------
       396,367         701,342       17,105,010        121,901,167                --
--------------------------------------------------------------------------------------
       339,154         778,546       17,528,503                 --       161,111,020
======================================================================================

                            CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                          UNAUDITED INTANGIBLE ASSETS
               For the periods ended September 30, 2002 and 2001
                               (Notes 1, 2 and 3)
                                                                      SCHEDULE B



==============================================================================================================================
                                                                                                      Amortization
                                                                               -----------------------------------------------
                                            Value at          Value at              Accumulated          Current period
                                          the beginning      the end of          at the beginning    -------------------
                                          of the period        period               of period          Rate        Amount
Principal Account                             Pesos            Pesos                   Pesos            %        (1) Pesos
------------------------------------------------------------------------------------------------------------------------------

Futuros y Opciones.Com S.A. Goodwill          3,320,698       3,320,698                1,328,277         20        166,035

------------------------------------------------------------------------------------------------------------------------------
Total at September 30, 2002                   3,320,698       3,320,698                1,328,277         --        166,035
------------------------------------------------------------------------------------------------------------------------------
Total at September 30, 2001                   3,320,698       3,320,698                  664,100         --        166,035
==============================================================================================================================


=======================================================================================

                                    ----------------   Net carrying    Net carrying
                                       Accumulated       value at        value at
                                       at the end of     September       September
                                          period         30, 2002        30, 2001
Principal Account                         Pesos            Pesos           Pesos
---------------------------------------------------------------------------------------

Futuros y Opciones.Com S.A. Goodwill       1,494,312      1,826,386      2,490,563

---------------------------------------------------------------------------------------
Total at September 30, 2002                1,494,312      1,826,386             --
---------------------------------------------------------------------------------------
Total at September 30, 2001                  830,135             --      2,490,563
=======================================================================================


(1) The amortization of the period is included in Income Statement under item Loss from related companies.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                              UNAUDITED INVESTMENTS
                For the periods ended September 30, 2002 and 2001
                               (Notes 1, 2 and 3)


                                                                      SCHEDULE C

==================================================================================================================



                                                                        Value at        Value at
                                                                        September       September        Market
     Type and characteristics                                           30, 2002        30, 2001         value
        of the securities                            Amount               Pesos           Pesos
------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
 Mutual Funds
          Fondo Letes Banco Frances                  11,725                 1,063              --       0.090661
          Fondo Letes Banco Rio                       1,891                 2,961              --       1.565838
          Fondo plazo fijo Banco Rio (en dolares)     1,777                 2,746              --       1.545301
          Banco Frances (en dolares)                                           --          36,029
          Banco Provincia Buenos Aires (en dolares)                            --          19,476
          Superfondo Banco Rio (en dolares)                                    --          30,101
          Fondo Quantum Dolphin (en dolares)                                   --       8,081,326
                                                                     ------------------------------
                                                                            6,770       8,166,932
                                                                     ------------------------------
 Notes
          Bocon Pro 1                                                         --        1,014,941
          Lebac                                   1,000,378             1,000,378                       1.000000
          Bonds Global 2010                         110,000                86,083              --       0.785273
                                                                     ------------------------------
                                                                        1,086,461       1,014,941
                                                                     ------------------------------
 Deposits in local banks                                                1,270,000              --
                                                                     ------------------------------
                                                                        1,270,000              --
                                                                     ------------------------------
 Shares
          IRSA                                                                 --      29,666,151
          ADRs IRSA                                                            --      52,753,304
                                                                     ------------------------------
                                                                               --      82,419,455
                                                                     ------------------------------
 Total current investments                                              2,363,231      91,601,328
                                                                     ==============================


 NON-CURRENT INVESTMENTS
 RELATED COMPANIES LAW 19,550. ARTICLE 33
 AGRO-URANGA S.A.                                                                                       unlisted
 Shares                                             893,069             4,670,110       4,146,475
 Contribution on account of future
    subscriptions of shares                                                 7,918           7,918
 Higher value of property                                              11,254,792      11,123,455
                                                                     ------------------------------
                                                                       15,932,820      15,277,848
                                                                     ------------------------------

 INVERSIONES GANADERAS S.A.                                                                             unlisted
 Shares                                           5,326,588            10,198,919      11,635,343
 Contribution on account of future
    subscriptions of shares                                               734,516         734,534
                                                                     ------------------------------
                                                                       10,933,435      12,369,877
                                                                     ------------------------------

 CACTUS ARGENTINA S.A.                                                                                  unlisted
 Shares                                             650,000               674,776         485,668
 Contribution on account of future
    subscriptions of shares                                             2,150,095       1,756,013
                                                                     ------------------------------
                                                                        2,824,871       2,241,681
                                                                     ------------------------------

 FUTUROS Y OPCIONES.COM S.A.                                                                            unlisted
 Shares                                               8,400            (1,861,443)     (1,522,619)
 Contribution on account of future
    subscriptions of shares                                             2,745,225       2,557,656
                                                                     ------------------------------
                                                                          883,782       1,035,037
                                                                     ------------------------------

 IRSA Inversiones y Representaciones S.A
 Shares                                          42,730,366           121,182,447              --         listed
                                                                     ------------------------------
                                                                      121,182,447              --
                                                                     ------------------------------
                                                   Subtotal           151,757,355      30,924,443
                                                                     ------------------------------

 OTHERS
 Coprolan                                                                  20,857          20,857       unlisted
                                                                     ------------------------------
                                     Subtotal                              20,857          20,857
                                                                     ------------------------------
 Total non-current investments                                        151,778,212      30,945,300
==================================================================================================================


===============================================================================
                                       INFORMATION ON THE ISSUER
-------------------------------------------------------------------------------
                                              Latest financial statements
                                      -----------------------------------------
 Principal activity                      Capital     Income/loss  Shareholders'
                                                  for the period    Equity
                                         Pesos         Pesos         Pesos
-------------------------------------------------------------------------------































 Agricultural and livestock            2,500,000        1,066,610    13,449,256








 Raising and grazing cattle            5,326,589          281,307    10,947,316







 Exploitation and administration of    1,300,000          464,704     5,649,742
 agricultural and beef cattle products






 Gives information about markets and      12,000         (182,944)    1,262,524
 services of economic and financial
 counsulting through internet






 Real state                          207,411,990       67,610,338   588,216,178










===============================================================================

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                       UNAUDITED ALLOWANCES AND PROVISIONS
                For the periods ended September 30, 2002 and 2001
                               (Notes 1, 2 and 3)

                                                                      SCHEDULE E

=============================================================================================
                                                                     Value at      Value at
                             Opening balances    Inflation          September      September
Item                                             adjustment          30, 2002      30, 2001
                                  Pesos            Pesos              Pesos         Pesos
---------------------------------------------------------------------------------------------
DEDUCTED FROM ASSETS
  Defaulting debtors              780,097           (90,234)          689,863      1,193,745
Total at September 30, 2002       780,097           (90,234)          689,863             --
Total at September 30, 2001     1,193,745                --                --      1,193,745
=============================================================================================

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                             UNAUDITED COST OF SALES
                For the periods ended September 30, 2002 and 2001
                                (Notes 1,2 and 3)



                                                                      Schedule F

==============================================================================================================================

                                                          Crops                Beef cattle                    Milk
                                              --------------------------------------------------------------------------------
                                                  September    September   September    September      September   September
                                                  30, 2002     30, 2001    30, 2002      30, 2001       30, 2002    30, 2001
                                                    Pesos        Pesos       Pesos        Pesos          Pesos       Pesos
                                              --------------------------------------------------------------------------------
  INVENTORIES AT THE BEGINNING OF THE PERIOD
  Beef cattle                                           --             --  33,111,759    59,353,468     1,477,491   4,325,406
  Crops                                         25,393,071     12,482,527          --            --            --          --
  Unharvested crops                                840,940      1,553,633          --            --            --          --
  Seeds and fodder                                      --             --     289,368       234,542       116,216     193,533
  Materials                                      2,767,980      2,346,797          --            --        52,082      15,706
                                              --------------------------------------------------------------------------------
                                                29,001,991     16,382,957  33,401,127    59,588,010     1,645,789   4,534,645
  Holding results                                       --             --   7,349,758      (756,850)      (27,631)     (2,056)
  Commodities market results                    (1,656,643)       266,618                        --                        --
  Transfer of Inventories to expenses              (93,812)      (126,379)                       --                        --
  Transfer of Inventories to fixed assets           (6,849)       (24,823)                       --                        --
  Transfer of Unharvested crops to expenses       (754,415)    (1,182,094)   (174,727)     (130,821)      (90,222)    (97,388)
  Recovery of Inventories                                              --     132,975        71,840      (132,975)    (71,840)
  Purchases                                      4,301,082      7,407,258     312,973       107,838        80,304     104,044
  Operating expenses (Schedule H)                1,256,807        959,477   1,740,153     4,063,073       397,609     902,680
  LESS:
  INVENTORIES AT THE END OF THE PERIOD
  Beef cattle                                           --             -- (41,101,233)  (56,375,875)   (1,403,170) (4,295,896)
  Crops                                        (11,468,423)    (1,527,807)         --            --            --          --
  Unharvested crops                             (2,854,723)    (6,452,534)         --            --            --          --
  Seeds and fodder                                      --             --     (88,780)      (99,493)      (82,737)   (258,074)
  Materials                                     (4,258,981)    (3,146,237)         --            --       (44,607)    (54,074)
                                              --------------------------------------------------------------------------------
 COST OF SALES                                  13,466,034     12,556,436   1,572,066     6,467,722       342,360     762,041
==============================================================================================================================

===================================================================================

        Others                               Total
-----------------------------------------------------------------------------------
 September   September      September 30, 2002             September 30, 2001
  30, 2002    30, 2001
    Pesos      Pesos                Pesos                        Pesos
-----------------------------------------------------------------------------------

         --           --     34,589,250                    63,678,874
         --           --     25,393,071                    12,482,527
         --           --        840,940                     1,553,633
         --           --        405,584                       428,075
    171,743      242,602      2,991,805                     2,605,105
-----------------------------------------------------------------------------------
    171,743      242,602                   64,220,650                   80,748,214
         --           --                    7,322,127                     (758,096)
                      --                   (1,656,643)                     266,618
                      --                      (93,812)                    (126,379)
                 (16,489)                      (6,849)                     (41,312)
   (132,727)     (83,435)                  (1,152,091)                  (1,493,738)
                                                   --                           --
    148,526      132,871                    4,842,705                    7,752,011
         --           --                    3,394,569                    5,925,230


         --           --     (42,504,403)                 (60,671,771)
         --           --     (11,468,423)                  (1,527,807)
         --           --      (2,854,723)                  (6,452,534)
         --           --        (171,517)                    (357,567)
   (177,138)    (253,813)     (4,480,726) (61,479,792)     (3,454,124)  (72,463,803)
-----------------------------------------------------------------------------------
     10,404       21,736                   15,390,864                    19,807,935
===================================================================================

                            CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
               UNAUDITED FOREIGN CURRENCY ASSETS AND LIABILITIES
               For the periods ended September 30, 2002 and 2001
                               (Notes 1,2 and 3)

                                                                      Schedule G


====================================================================================================================================
                                                                   September 30, 2002                      September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Current
Item                                                Type and amount    exchange     Amount in     Type and amount       Amount of
                                                      of foreign         rate     local currency     of foreign      local currency
                                                       currency         Pesos         Pesos          currency            Pesos
------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSET
Cash and banks                                       US$ 10,837,249       3.640      39,447,587    US$   583,609         1,290,476
Investments:
  Mutual funds                                       US$         --                          --    US$ 3,693,439         8,166,932
  ADRs IRSA                                          US$         --                          --    US$23,857,319        52,753,304
Trade accounts receivable
  Accounts receivable                                     2,963,793       3.640      10,788,206    US$        --                --
Other receivables and prepaid expenses:
  Secured by mortgages                               US$         --                          --    US$ 2,061,024         4,557,336
  Guarantee deposits                                 US$    460,161       3.640       1,674,986    US$   877,922         1,941,261
  Subsidiaries and related companies Law 19,550
  Cactus Argentina S.A.                              US$         --                          --    US$   204,170           451,461
  Others                                             US$    454,329       3.640       1,653,758    US$    21,770            48,138

NON-CURRENT ASSET
Other receivables and prepaid expenses:
  Secured by mortgages                               US$         --                          --    US$ 1,485,000         3,283,632
  Others                                             US$         --                          --    US$    95,430           211,015
                                                 -----------------------------------------------------------------------------------
  TOTAL ASSET                                        US$ 14,715,532                  53,564,537    US$32,879,683        72,703,556
                                                 ===================================================================================

CURRENT LIABILITIES
Trade payables:
  Suppliers                                          US$  2,010,512       3.740       7,519,315    US$        --                --
  Notes                                              US$         --                          --    US$   186,974           413,437
Bank loans                                           US$         --                          --    US$18,010,248        39,824,260

NON-CURRENT LIABILITIES
Trade payables:
  Notes                                              US$         --                          --    US$   253,628           560,822
Other
  Accrual for other expenses                         US$    851,810       3.740       3,185,770    US$        --                --
                                                 -----------------------------------------------------------------------------------
TOTAL LIABILITIES                                    US$  2,862,322                  10,705,085    US$18,450,850        40,798,519
====================================================================================================================================

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
               UNAUDITED INFORMATION SUBMITTED IN COMPLIANCE WITH
                   SECTION 64, SUBSECTION B OF LAW No. 19,550
                For the periods ended September 30, 2002 and 2001
                               (Notes 1,2, and 3)


                                                                      SCHEDULE H


==========================================================================================================================
                                             Total                          Operating Expenses
                                           September ---------------------------------------------------------------------
Items                                      30, 2002        Total      Crops    Beef cattle      Milk         Others
                                            Pesos          Pesos      Pesos       Pesos         Pesos         Pesos
--------------------------------------------------------------------------------------------------------------------------
Directors' fees                              31,631           --         --            --           --            --
Fees and payments for services              228,081      181,226    135,158        44,488        1,580            --
Salaries and wages                          615,493      377,716    143,036       200,944       33,736            --
Social security contributions               160,612       68,520     27,903        37,593        3,024            --
Taxes, rates and contributions               61,461       54,528     15,481        32,681        6,366            --
Office and administrative expenses (1)       72,690           --         --            --           --            --
Bank commissions and expenses                   504          504        212           216           76            --
Depreciation of fixed assets                701,341      661,802    399,024       224,689       38,089            --
Vehicle and travelling expenses              95,066       83,424     33,987        45,948        3,489            --
Spare parts and repairs                     179,719      179,719    103,104        63,370       13,245            --
Insurance                                    93,152        7,460      3,674         3,431          355            --
Employees' maintenance                       35,677       32,146     10,381        19,059        2,706            --
Livestock expenses (2)                    1,281,379    1,020,707         --     1,020,707           --            --
Dairy farm expenses                         290,449      290,449         --            --      290,449            --
Agricultural expenses                     1,225,650      272,702    272,702            --           --            --
Silo expenses                                74,105       74,105     74,105            --           --            --
General expenses                             89,563       89,561     38,040        47,027        4,494            --
--------------------------------------------------------------------------------------------------------------------------
Total at September 30, 2002               5,236,573    3,394,569  1,256,807     1,740,153      397,609            --
--------------------------------------------------------------------------------------------------------------------------
Total at September 30, 2001                            5,925,230    959,477     4,063,073      902,680            --
==========================================================================================================================


==============================================
            Expenses                Total
--------------------------------- September
      Selling   Administrative    30, 2001
       Pesos         Pesos          Pesos
----------------------------------------------
           --           31,631       104,718
           --           46,855       341,016
           --          237,777     1,549,184
           --           92,092       104,342
           --            6,933       170,285
           --           72,690        65,076
           --               --         5,674
           --           39,539       778,546
           --           11,642        99,144
           --               --       226,566
           --           85,692        31,505
           --            3,531        77,998
      260,672               --     3,261,854
           --               --       555,911
      952,948               --     2,896,768
           --               --        69,299
           --                2       134,719
----------------------------------------------
    1,213,620          628,384
----------------------------------------------
    3,133,337        1,414,038    10,472,605
==============================================





(1) Includes operations with Subsidiaries and related companies Article 33, Law 19,550, IRSA Inversiones y Representaciones Sociedad Anonima for Ps. 93,000 as of September 30, 2001.

(2) Includes operations with Subsidiaries and related companies Article 33, Law 19,550, Cactus Argentina S.A. for Ps. 233,056 as of September 30, 2002 and Ps. 1,754,075 as of September 30, 2001.


P56

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
    ADDITIONAL INFORMATION TO THE UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2002

     1.   LEGAL FRAMEWORK

          There are no specific significant legal regimes that would imply suspension or contingent application of the benefits included in these regulations.

     2.   RELEVANT MODIFICATONS IN THE COMPANY'S ACTIVITIES

          They are detailed in the Business Highlights, that are attached to the present financial statements.

     3. CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

          a.   Other Receivables without a due date at September 30, 2002.

=======================================================================================
                                       Intercompany receivables --Article 33 Law 19,550
                                       ------------------------------------------------
                                             FUTUROS Y
                                              OPCIONES       IRSA          CACTUS
                                       ------------------------------------------------
                           Other               Other         Other         Other
                        Receivables         Receivables   Receivables   Receivables
                           Pesos               Pesos         Pesos         Pesos
---------------------------------------------------------------------------------------
          Current        4,003,094              23,603         8,195            --
          Non-current      273,074                  --                   1,737,843
=======================================================================================

          b. Accounts Receivable and other receivables to fall due at September 30, 2002

==================================================================================================
                                                                                   Intercompany
                                                                                    receivables
                                          Intercompany receivables                 Article 33 Law
                                            Article 33 Law 19,550                      19,550
                                      -----------------------------             ------------------
                           Accounts       IGSA          CACTUS                        CACTUS
                          Receivable  -----------------------------             ------------------
                                        Accounts       Accounts        Other           Other
                                       Receivable     Receivable    Receivables     Receivables
                           Pesos         Pesos          Pesos          Pesos           Pesos
--------------------------------------------------------------------------------------------------
            12.31.02     13,914,230      3,747         244,742       5,163,060         283,433
            03.31.03             --         --              --         479,700              --
            03.31.04             --         --              --         479,700              --
            03.31.05             --         --              --         479,700              --
==================================================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
    ADDITIONAL INFORMATION TO THE UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
                                   (CONTINUED)

     4.   CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

          a.   There are no past due debts at September 30, 2002.

          b. Debts without a due date at September 30, 2002 amount to Ps. 741,323.

          c.   Debts to fall due at September 30, 2002

===========================================================================================================================
                              Accounts    Intercompany
                               Payable    Liabilities                                                        Intercompany
                                           Article 33                                                        Liabilities
                                            Law 19,550                                                        Article 33
                                                                                                              Law 19,550
                                        ----------------               Salaries                           -----------------
                                              FYO                         and                              IGSA       FYO
                                        ----------------                Social                            -----------------
                                           Accounts                    Security      Tax         Other    Other Liabilities
                                           Payable        Bank loans   Charges     Payable   Liabilities  -----------------
                              Pesos         Pesos          Pesos       Pesos       Pesos       Pesos      Pesos     Pesos
---------------------------------------------------------------------------------------------------------------------------
         09.30.02          10,086,854       8,191        6,885,646    449,041    10,593,696  7,161,084   423,306   318,017
         31.12.03                  --          --               --         --            --    220,785        --        --
===========================================================================================================================

     5. CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

          a.

=======================================================================================================================
                                                 Intercompany
                                                 receivables                                 Intercompany Receivables
                                            Article 33 Law 19,550                             Article 33 Law 19,550
                                            ---------------------                      -------------------------------
                                                                                                             FUTUROS Y
                              Accounts       CACTUS         IGSA         Other         IRSA       CACTUS     OPCIONES
                                            ---------------------                      -------------------------------
                                                 Accounts                                          Other
                             Receivable         Receivable            Receivables               Receivables
                               Pesos               Pesos                 Pesos                     Pesos
                             ----------     ---------------------     -----------      -------------------------------
         In pesos             3,126,024      244,742       3,747       7,549,584       8,195     2,021,276      23,603
         In US Dollars       10,788,206           --          --       3,328,744          --            --          --
=======================================================================================================================


          b. All accounts receivable and other receivables are not subject to adjustment provisions.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
    ADDITIONAL INFORMATION TO THE UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
                                   (CONTINUED)

          c.

=======================================================================================================================
                                            Intercompany                                Intercompany Receivables
                                             receivables                                  Article 33 Law 19,550
                                        Article 33 Law 19,550
                                        -------------------------                --------------------------------------
                            Accounts     CACTUS          IGSA         Other          IRSA        CACTUS     FUTUROS Y
                                                                                                            OPCIONES
                                        -------------------------                --------------------------------------
                           Receivable    Accounts Receivable       Receivables             Other Receivables
                              Pesos             Pesos                 Pesos                      Pesos
-----------------------------------------------------------------------------------------------------------------------
         Outstanding
         balances
         accruing
         interests                  --            --          --     3,513,203            --       283,433          --

         Outstanding
         Balances not
         accruing
         interests           13,914,230      244,742       3,747     7,365,125         8,195     1,737,843      23,603
=======================================================================================================================


     6.   CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

          a.

=======================================================================================================================
                               Intercompany                Salaries    Taxes       Other        Intercompany
                  Accounts     Liabilities        Bank        and     Payable   Liabilities      Liabilities
                   Payable      Article 33        Loans     Social                               Article 33
                               Law 19,550                  Security                               Law 19,550
                                                           Charges
                             ----------------                                              -----------------------
                                   FYO                                                         IGSA        FYO
                             ----------------                                              -----------------------
                                Accounts                                                     Other Liabilities
                                 Payable
                    Pesos         Pesos         Pesos      Pesos      Pesos       Pesos      Pesos       Pesos
----------------------------------------------------------------------------------------------------------------------
      In pesos     2,567,539           8,191   6,885,646   449,041  10,593,696   3,975,314    644,091     318,017

      In US        7,519,315              --          --        --          --   3,185,770         --          --
      Dollars
=======================================================================================================================


          b.   All debts outstanding are not subject to adjustment provisions.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
    ADDITIONAL INFORMATION TO THE UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
                                   (CONTINUED)

          c.

=======================================================================================================================
                    Accounts   Intercompany     Bank      Salaries     Taxes       Other        Intercompany
                     Payable   Liabilities      Loans        and      Payable   Liabilities      Liabilities
                                Article 33                 Social                                Article 33
                                 Law 19,550               Security                                Law 19,550
                                                          Charges
                               ------------                                                -----------------------
                                    FYO                                                        IGSA        FYO
                               ------------                                                -----------------------
                                Accounts                                                      Other Liabilities
                                 Payable
                      Pesos       Pesos       Pesos       Pesos       Pesos       Pesos      Pesos       Pesos
----------------------------------------------------------------------------------------------------------------------
   Outstanding
   debts accruing
   interests                 -           -   6,684,942           -           -           -          -           -

   Outstanding
   debts not
   accruing
   interests        10,086,854       8,191     200,704     449,041   10,593,696  7,161,084    644,091     318,017
=======================================================================================================================

     7.   INTEREST IN OTHER COMPANIES (ARTICLE 33 LAW 19,550)

          Interests in other companies' capital and the number of votes held in those companies governed by Article 33 of Law 19,550 are explained in
          Note 3 to the consolidated financial statements and intercompany balances as of September 30, 2002 are described in Notes 4 and 5 above.

     8.   RECEIVABLES FROM OR LOANS TO DIRECTORS AND SUPERVISORY COMMITTEE
          MEMBERS

          At September 30, 2002 there were advance payments to directors for Ps. 306,039, and there were no receivables due from or loans to syndics and relatives up to and including second degree, of directors and syndics.

     9.   PHYSICAL INVENTORIES

          The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
    ADDITIONAL INFORMATION TO THE UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
                                   (CONTINUED)

     10.  VALUATION OF INVENTORIES

          We further inform the sources for the information used to calculate the current value:

          a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in the Liniers Livestock Market ("Mercado de Hacienda de Liniers"), published in the Cattle Bulletin of the "Organizacion Victor D'Apice" (Victor D'Apice Organization).

          b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

          c. Crops: official quotation of the Camara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (La Nacion Newspaper"), net of estimated sale expenses.

          d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine "Revista Agromercado" (Agromercado Magazine).

     11.  TECHNICAL REVALUATION OF FIXED ASSETS

          There are no fixed assets subject to technical revaluation.

     12.  OBSOLETE FIXED ASSETS

          There are no obsolete fixed assets with accounting value.

     13.  MINORITY INTEREST

          There are no minority interests in other companies in excess of the provisions of Article 31 of Law N(Degree) 19,550.

     14.  RECOVERABLE VALUES

          The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the amortizations with the income of the Company.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
    ADDITIONAL INFORMATION TO THE UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
                                   (CONTINUED)

     15.  INSURANCES

The  types of insurance used by the company are the following:

=====================================================================================================================
            Insured property              Risk covered           Amount insured       Account Value
                                                                      US$                 Pesos
--------------------------------------------------------------------------------------------------------------------
       Buildings, machinery and     Fire                               3,598,000           9,224,246
       silos
--------------------------------------------------------------------------------------------------------------------
                                    Theft, fire and civil
       Vehicles                     and third parties
                                    liability                         85,205,339             451,255
--------------------------------------------------------------------------------------------------------------------
       Personal Injury              Persons                           81,082,880                  --
--------------------------------------------------------------------------------------------------------------------

       Furniture, office and        Theft, fire and                      262,440
       electronic equipment         technical insurance                                      608,536
=====================================================================================================================

     16.  PROVISIONS

          There are no provisions in excess of 2% of the shareholders' equity.

     17.  CONTINGENCIES

          At September 30, 2002 there are no contingent situations that have not been accounted for.

     18.  IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE
          SUBSCRIPTIONS

          None.

     19.  DIVIDENDS ON PREFERED STOCK

          There are no cumulative dividends on preferred stock.

     20.  LIMITATIONS OF PROFIT DISTRIBUTIONS

          See Note 10 to the financial statements.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                          UNAUDITED BUSINESS HIGHLIGHTS

The result for the first quarter of 2003 has been a profit of Ps. 14,205,723 compared to a loss of Ps. 54,652,174 recorded in the same period of the previous year. During this period, improved prices for crop and livestock and the profits of related companies, mainly IRSA, have had a positive impact on results. Last year results were strongly influenced by the situation of the economy, with a negative impact on the price of IRSA stock held by us.

Net sales for the period totaled Ps. 21,694,908 and resulted in a 8% lesser than the total recorded in the first quarter of fiscal year 2002, due mainly to lower sales in the beef cattle sector as a result of volumes that were lower than in the first quarter of the previous fiscal year.

The operating result was a profit of Ps. 10,949,613, compared to a loss of Ps. 2,714,630 recorded during the first three months of the previous fiscal year. This increase has been due to an improvement in gross profits in various production segments and the result from the holding of livestock following an improvement in beef cattle prices.

The crops segment recorded a profit of Ps. 3,480,402, compared to a profit of Ps. 1,402,175 recorded during the first quarter of fiscal year 2002. Sales by this segment totaled Ps. 16,946,436 and resulted in a 21% higher than those recorded in the first quarter of fiscal year 2002. The volume of crops sold was 37,268 tons, a 12.5% lesser than the total sold in the first three months of last fiscal year, with a unit price 38.8% higher. The increase in prices has mainly been due to the impact of the devaluation. The cost of products sold was Ps. 13,466,034, a 7% higher than in the first quarter of the previous fiscal year, and includes a profit for Ps. 1,656,643 corresponding to transactions on futures markets.

The beef cattle segment recorded a gross profit of Ps. 1,839,281 compared to a profit of Ps. 1,336,383 obtained in the first quarter of the previous fiscal year. Sales fell by 49% compared to the three months ended September 30, 2001, while the cost of goods sold fell 65% compared to the same period. During the period sales totaled 2,147 tons at an average price of Ps. 1.96 per kilogram, while during the first three months of fiscal year 2002 tons sold amounted to 5,083 at an average price of Ps. 1.61 per kilogram.

The drop in sales volume is a consequence of the lower holdings of own livestock at Cactus.

Both nominal livestock prices and actual prices stated in closing date currency have risen during this last quarter. Livestock supply is limited, and this has put pressure on cattle prices. Increases were passed on to the consumer with a negative impact on domestic market consumption levels. The outlook for international livestock markets is favorable, particularly because of the opening up of the market in Chile, which has enabled better use of the half carcass and an improved price for the livestock farmer.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                    UNAUDITED BUSINESS HIGHLIGHTS (CONTINUED)

The dairy segment produced a profit of Ps. 206,114 compared to a profit of Ps. 114,492 recorded in the first three months of the previous fiscal year.

Milk sales fell by 37% compared to the first quarter of fiscal year 2002. This drop has been due to a reduction of 28.5% in milk production following the sale of La Adela dairy farm and to lower yields per cow because of a change in the feeding system, as well as a fall of 12.5% in the average price obtained on each liter sold. The decline in the real price of this product has been due to the increase in nominal terms being lower than the increase in inflation.

Selling expenses totaled Ps. 1,249,410 of which Ps. 952,948 related to agriculture, Ps. 271,478 to livestock and Ps. 24,984 to other businesses. Selling costs for cattle were 6.4% compared to 7.1% in the same period of the previous fiscal year. In the case of agriculture lower selling costs were the result of the effects of devaluation on the cost of preparing goods for sale and the higher prices of the products.

Administrative expenses were Ps. 658.803, down 56% compared to those recorded in the first quarter of the previous year. This saving has been a result of the effects of devaluation on the main categories of such costs.

During the first three months of fiscal 2003 the gain from the holding of cattle was Ps. 7,709,082. This increase has been a consequence of the rise of prices of livestock in real terms compared to levels at the previous financial statements closing date.

Financial results recorded a loss of Ps. 5,305,795 due to the effects of the variation in the rate of exchange and inflation on our assets and liabilities as well as to transactions involving stocks and bonds.

Variations in the exchange rate caused a loss of Ps. 4,164,623 the effect of inflation was a gain of Ps. 367,624 and holding results were a loss of Ps. 1,345,054.

Results from related companies were a profit of Ps. 14,588,444 during the first quarter of fiscal year 2003 of which Ps. 13,928,869 relate to our 20.6% investment in IRSA.

Subsequent to the end of the quarter, on October 15, 2002 an exchange of contracts took place for the sale of Los Maizales farm on 618 hectares located in the District of Villa Canas, in the province of Santa Fe. The price for the sale of the farm was agreed at US$ 1,854,000 (one million eight hundred and fifty four thousand US dollars). This sale generated a profit of approximately Ps. 5.1 million, which will be recorded in the next quarter.

The current farming season is well advanced. So far, lease agreements have been reached for a total of 15,000 hectares and following the policy implemented in previous years the Company has decided to concentrate its efforts on the production of traditional commodities: wheat, corn, soybean and sunflower.

At present wheat sowing has been completed satisfactorily, sunflower sowing is nearing conclusion and progress is being made with corn and soybean sowing. The state of the crops is very satisfactory.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                    UNAUDITED BUSINESS HIGHLIGHTS (CONTINUED)

On October 15, 2002 the period began for preemptive subscription of debt securities convertible into ordinary shares of our Company for an amount of up to US$ 50 million, as approved by the Ordinary and Extraordinary Shareholders' Meeting for Cresud held on March 8, 2002. These debt securities include a warrant that offers the option to purchase additional shares. The subscription price is 100% of the face value of the convertible debt securities, which accrue interest at an annual rate of 8% payable half-yearly, and they will mature in November 2007. The proceeds of the issue will be allocated mainly to the settlement and restructuring of debt existing at that date, to provide working capital and to subscribe the convertible debt securities offering to be made by IRSA.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                    UNAUDITED BUSINESS HIGHLIGHTS (CONTINUED)

COMPARATIVE SHAREHOLDERS' EQUITY STRUCTURE

===========================================================================================================================
                                 At September       At September       At September       At September       At September
                                   30,2002            30,2001            30,2000            30,1999            30,1998
                                    Pesos              Pesos              Pesos              Pesos              Pesos
                          -----------------------------------------------------------------------------------------------
Current Assets                   104,760,722        159,578,740        141,275,233        153,859,959        215,074,389
Non Current Assets               306,517,012        242,093,753        269,690,755        273,137,001        285,379,347
                          -----------------------------------------------------------------------------------------------
Total Assets                     411,277,734        401,672,493        410,965,988        426,996,960        500,453,736
                          -----------------------------------------------------------------------------------------------
Current Liabilities               36,280,674         58,526,272         15,719,370         15,094,889         31,463,278
Non Current Liabilities           15,739,583            560,822            556,269             93,012         20,188,022
                          -----------------------------------------------------------------------------------------------
Total Liabilities                 52,020,257         59,087,094         16,275,639         15,187,901         51,651,300

Minority interest                    378,778            443,613            197,750                  7          4,478,124
                          -----------------------------------------------------------------------------------------------
Shareholders' Equity             358,878,699        342,141,786        394,492,599        411,809,052        444,324,312
                          -----------------------------------------------------------------------------------------------
                                 411,277,734        401,672,493        410,965,988        426,996,960        500,453,736
===========================================================================================================================

COMPARATIVE INCOME STRUCTURE

===========================================================================================================================
                                              At September     At September   At September    At September   At September
                                                 30,2002         30,2001         30,2000        30,1999         30,1998
                                                  Pesos           Pesos           Pesos          Pesos           Pesos
                                         --------------------------------------------------------------------------------
Operating income (loss)                        10,949,613      (2,714,630)      4,812,801     (2,008,709)       (553,808)

Financial an holding result                    (5,305,795)    (51,357,685)        597,780      1,631,101       3,812,551

Other income and expenses and results
from related companies                         13,822,867        (673,561)       (574,085)      (384,696)       (163,549)

Management fees                                (1,578,414)              -        (370,239)             -        (303,370)
                                         --------------------------------------------------------------------------------
Operating net income (loss)                    17,888,271    (54,745,876)       4,446,257       (762,304)      2,791,824

Income tax                                     (3,737,431)              -      (1,254,266)             -         (41,577)


Minority interest                                  54,883          93,702         120,154              -         (19,905)
                                         --------------------------------------------------------------------------------

Net income (loss)                              14,205,723     (54,652,174)      3,332,145       (762,304)      2,730,342
===========================================================================================================================

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                    UNAUDITED BUSINESS HIGHLIGHTS (CONTINUED)

SALES VOLUME

===================================================================================================================================
                        Accumulated                                   Accumulated            Accumulated            Accumulated
                  1Q    July 1, 2002    1Q     Accumulated      1Q    July 1, 2000     1Q    July 1, 1999    1Q     July 1, 1998
              September      to     September July 1, 2001  September      to      September      to      September      to
               30, 2002  September   30, 2001  to September  30, 2000  September    30, 1999  September   30, 1998   September
                          30, 2002               30, 2001               30, 2000               30, 1999               30, 1998
------------------------------------------------------------------------------------------------------------------------------------
Beef Cattle
Sales         2,146,664  2,146,664  5,083,310   5,083,310  3,975,059  3,975,059  3,538,729   3,538,729   5,000,507   5,000,507
(in Kgs.)
------------------------------------------------------------------------------------------------------------------------------------
Butyraceous      57,374     57,374     82,219      82,219    67,042      67,042    116,734     116,734     168,698     168,698
(in Kgs.)
------------------------------------------------------------------------------------------------------------------------------------
Crops (in
quintals)*      372,682    372,682    425,980     425,980    502,158    502,158    627,751     627,751     439,519     439,519
===================================================================================================================================

* One quintal equals one hundred kilograms

RATIOS

===================================================================================================================================
                          At September 30,    At September 30,   At September 30,   At September 30,   At September 30,
                                2002                2001               2000               1999              1998
                               Pesos                Pesos              Pesos             Pesos              Pesos
                         -----------------------------------------------------------------------------------------------------------
Liquidity                     2.888                 2.727             8.987            10.193              6.836
Indebtedness                  0.145                 0.173             0.041             0.037              0.116
Return on Equity              0.062                (0.138)            0.011            (0.002)             0.006
===================================================================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                           CRESUD S.A.C.I.F. AND A


                       By:
                           -----------------------------------------------------
                           Name: Saul Zang
                           Title: Second Vice Chairman of the Board of Directors



Dated: November 19, 2002